Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

May 16, 2002

Office of International Corporate [redacted]
Securities and Excha[redacted]
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 205

02034432

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Interim financial statements for the period ended February 28, 2001
2. Interim financial statements for the period ended May 31, 2001
3. Interim financial statements for the period ended August 31`, 2001
4. Material Change Report dated September 6, 2001
5. Material Change Report dated September 6, 2001
6. Material Change Report dated September 6, 2001
7. Material Change Report dated April 18, 2002
8. Press Release dated July 3, 2001
9. Press Release dated July 20, 2001
10. Press Release dated August 14, 2001
11. Press Release dated September 4, 2001
12. Press Release dated January 30, 2002
13. Press Release dated April 10, 2002
14. Press Release dated April 17, 2002
15. Press Release dated May 16, 2002
16. Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 10, 2002
17. Form of Proxy
18. Consolidated Financial Statements for the years ended November 30, 1997-2001
19. Annual Report for the year ended November 30, 1998
20. Annual Report for the year ended November 30, 2000

5/31

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/dja

Enclosures

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - FEBRUARY 28, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	February 28 2001	November 30 2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets *(Note 3)*	49,352	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 66,653	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 145,474	$ 124,209
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,781,565)	(3,757,372)
	(78,821)	(54,628)
	$ 66,653	$ 69,581

See Status of Operations Note 1

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2001
(With comparative figures for the three month period ended February 29, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Feb. 28, 2001	3 month period ended Feb. 29, 2000
Revenue:		
Gain on sale of marketable securities	$ 5,106	$ 38,522
Expenses:		
Depreciation expense	2,499	3,269
Operating, administrative and general *(Note 5)*	26,800	28,100
	29,299	31,369
Net income (loss) for the period	$ (24,193)	$ 7,153
Loss per share	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 2001 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 26, 2001

Wasserman Ramsay
Chartered Accountants

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2001
(With comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$ (3,757,372)	$ (2,547,112)
Net loss for the period	(24,193)	(1,210,260)
Deficit, end of period	$ (3,781,565)	$ (3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2001
(with comparatives figures for the three months ended February 29, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Feb. 28. ,2001	3 month period ended Feb. 29, 2000
Cash provided by (used in) the following activities:		
Operations:		
Net income (loss) for the period	$ (24,193)	$ 7,153
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(5,106)	(38,522)
Depreciation	2,499	3,269
Net change in non-cash working capital items	21,265	(13,872)
	(5,535)	(41,972)
Investing:		
Proceeds from sale of marketable securities	5,535	41,972
Net change in cash during the period and cash end of period	$ -	$ -

See accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2001

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 28, 2001 the Company has a working capital deficiency of $145,474 (2000 - $123,780). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2001

UNAUDITED - SEE NOTICE TO READER

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 23,285	$ 7,789	$ 8,420
Furniture and fixtures	80,323	41,018	39,305	40,990
Computer equipment	9,333	7,075	2,258	2,441
	$ 120,730	$ 71,378	$ 49,352	$ 51,851

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 31, 2001. Included under operating, administrative and general expenses is $25,800 (2000 - $25,800) related to this agreement.

b) Included in accounts payable is $33,319 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance February 28, 2001 and November 30, 2000	18,204,190	$ 3,702,744

No shares were issued during the years.

8. Stock options and share purchase warrants:

As at February 28, 2001 there are 2,300,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at prices ranging from $0.30 to $1.00 per share, expiring April 1, 2001 and August 26, 2006.

9. Income taxes:

The Company has available approximately $1,459,383 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - MAY 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	May 31 2001	November 30 2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets *(Note 3)*	46,853	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 64,154	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 171,374	$ 124,209
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,809,964)	(3,757,372)
	(107,220)	(54,628)
	$ 64,154	$ 69,581

See Status of Operations Note 1

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2001
(With comparative figures for the six month period ended May 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended May 31, 2001	Year to date ended May 31, 2001	3 month period ended May 31,2000	Year to date ended May 31, 2000
Revenue:				
Gain on sale of marketable securities	$ -	$ 5,106	$ 190,414	$ 228,936
Expenses:				
Depreciation expense	2,499	4,998	3,270	6,539
Operating administrative and general *(Note 5)*	25,900	52,700	27,500	55,600
	28,399	57,698	30,770	62,139
Net income (loss) for the period before undernoted item	(28,399)	(52,592)	159,644	166,797
Write down of mining claims and related deferred exploration expenditures	-	-	1,306,535	1,306,535
Net loss for the period	$ (28,399)	$ (52,592)	$ (1,146,891)	$ (1,139,738)
Loss per share	$ -	$ -	$ (0.06)	$ (0.06)

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2001 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 16, 2001

Wasserman Ramsay
Chartered Accountants

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2001
(With comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$ (3,757,372)	$ (2,547,112)
Net loss for the period	(52,592)	(1,210,260)
Deficit, end of period	$ (3,809,964)	$ (3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2001
(with comparatives figures for the six months ended May 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended May 31, 2001	Year to date ended May 31 ,2001	3 month period ended May 31, 2000	Year to date ended May 31, 2000
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (28,399)	$ (52,592)	$ (1,146,891)	$ (1,139,738)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	(5,106)	(190,414)	(228,936)
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535	1,306,535
Depreciation	2,499	4,998	3,270	6,539
Net change in non-cash working capital items	25,900	47,165	(235,246)	(249,118)
	-	(5,535)	(262,746)	(304,718)
Investing:				
Proceeds from sale of marketable securities	-	5,535	262,746	304,718
Net change in cash during the period and cash end of period	$ -	$ -	$ -	$ -

See accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2001

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2001 the Company has a working capital deficiency of $171,374 (2000 - $123,780). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 23,916	$ 7,158	$ 8,420
Furniture and fixtures	80,323	42,703	37,620	40,990
Computer equipment	9,333	7,258	2,075	2,441
	$ 120,730	$ 73,877	$ 46,853	$ 51,851

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 31, 2001. Included under operating, administrative and general expenses is $51,600 (2000 - $51,600) related to this agreement.

b) Included in accounts payable is $57,519 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance May 31, 2001 and November 30, 2000	18,204,190	$ 3,702,744

No shares were issued during the years.

8. Stock options and share purchase warrants:

As at May 31, 2001 there are 950,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,487,782 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - AUGUST 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	August 31 2001	November 30 2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets *(Note 3)*	44,354	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 61,655	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 198,174	$ 124,209
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,839,263)	(3,757,372)
	(136,519)	(54,628)
	$ 61,655	$ 69,581

See Status of Operations Note 1

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for the nine month period ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001	3 month period ended Aug. 31, 2000	Year to date ended Aug. 31, 2000
Revenue:				
Gain on sale of marketable securities	$ -	$ 5,106	$ -	$ 228,936
Expenses:				
Depreciation expense	2,499	7,497	3,269	9,808
Operating administrative and general *(Note 5)*	26,800	79,500	27,500	83,100
	29,299	86,997	30,769	92,908
Net income (loss) for the period before undernoted item	(29,299)	(81,891)	(30,769)	136,028
Write down of mining claims and related deferred exploration expenditures	-	-	-	1,306,535
Net loss for the period	$ (29,299)	$ (81,891)	$ (30,769)	$ (1,170,507)
Loss per share	$ -	$ -	$ -	$ (0.06)

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2001 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 2, 2001

Wasserman Ramsay
Chartered Accountants

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$ (3,757,372)	$ (2,547,112)
Net loss for the period	(81,891)	(1,210,260)
Deficit, end of period	$ (3,839,263)	$ (3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2001
(with comparatives figures for the nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Aug. 31, 2001	Year to date ended Aug. 31 ,2001	3 month period ended Aug. 31, 2000	Year to date ended Aug. 31, 2000
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (29,299)	$ (81,891)	$ (30,769)	$ (1,170,507)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	(5,106)	-	(228,936)
Write down of mineral resource properties and exploration expenditures	-	-	-	1,306,535
Depreciation	2,499	7,497	3,269	9,808
Net change in non-cash working capital items	26,800	73,965	27,500	(221,618)
	-	(5,535)	-	(304,718)
Investing:				
Proceeds from sale of marketable securities	-	5,535	-	304,718
Net change in cash during the period and cash end of period	$ -	$ -	$ -	$ -

See accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At August 31, 2001 the Company has a working capital deficiency of $198,174 (2000 - $123,780). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 24,547	$ 6,527	$ 8,420
Furniture and fixtures	80,323	44,388	35,935	40,990
Computer equipment	9,333	7,441	1,892	2,441
	$ 120,730	$ 76,376	$ 44,354	$ 51,851

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 31, 2001. Included under operating, administrative and general expenses is $77,400 (2000 - $77,400) related to this agreement.

b) Included in accounts payable is $83,319 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance August 31, 2001 and November 30, 2000	18,204,190	$ 3,702,744

No shares were issued during the years.

8. Stock options and share purchase warrants:

As at August 31, 2001 there are 950,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,517,081 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185, Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

19 July 2001

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 20 July 2001 released at Toronto, Ontario
20 July 2001 for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
6 September 2001

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance August 31, 2001 and November 30, 2000	18,204,190	$ 3,702,744

No shares were issued during the years.

8. Stock options and share purchase warrants:

As at August 31, 2001 there are 950,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,517,081 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

20 July 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MOVE PLATINUM-PALLADIUM ASSAY RESULTS FROM EXPO-UNGAVA CORE

Further to the Company's Press Release dated 3 July, 2001, Canadian Royalties Inc. "CRI" has announced further assay results from core drilled in 1997 on the Expo-Ungava zone as holes EX97-01, 02, and 03, as well as assay results obtained from core from EX97-04 drilled 400 ft (121.9 meters) east of EX97-03. The assay values obtained from EX97-01, 02, and 03 were from sample pulps bearing disseminated sulphide mineralization above and below the zones for which platinum and palladium values were previously reported.

In his review, Qualified Person, Bruce Durham (Vice-President, Exploration of CRI), reported in part as follows:

Sample pulps from diamond drill hole #4 (#EX97-04) in the Expo-Ungava copper nickel deposit located on Line 16+00 East @ 2+50 South [1200 feet (365 meters) east of hole EX97-01 and drilled at –90 degrees, were tested for nickel-copper –PGM's and returned weighted average assays from 65.37 meters to 112.3 meters of 0.235 g/t platinum, 0.946 g/t palladium, (1.181 g/t platinum + palladium), 0.69% copper and 0.64% nickel over a core length (true thickness) of 46.89 meters. 29 of the 32 sample intervals contained more than 0.5 g/t PGMs.

Taking account of more recent assaying of core from EX-97-01, 02, and 03, the mineralized sections of all 4 drill hole cores are now calculated as follows:

Drill Hole:	From	To	Interval	Platinum	Palladium	Platinum + Palladium	Copper	Nickel
	(meter)	(meter)	(meter)	g/t	g/t	g/t	%	%
EX97-01	41.55	81.07	39.52	0.28	1.50	1.78	0.70	0.70
EX97-02	49.75	96.74	46.99	0.248	0.994	1.24	0.66	0.60
EX97-03	47.81	112.4	64.57	0.373	1.517	1.89	0.67	0.58
EX97-04	65.37	112.3	46.93	0.235	0.946	1.181	0.69	0.64

The results from hole #EX07-04 extend the known strike length of significant widespread PGM values an additional 400 feet (121.9 meters) east. The additional assay results from hole #EX97-01, 02, and 03 together with the new results from hole #EX97-04 indicate that the thickness of the PGM values varies from 39.52 meters to as much as 64.57 meters along the 1200 feet (365.8 meter) interval for which assay results have been received. The additional assays indicate that the thickness of the PGM mineralization is much greater than originally reported. The thickness of mineralization hole #EX97-01 increased from 26.15 meters to 39.52 meters (51%); the thickness of mineralization in hole #EX97-02 increased from 17.69 meters to 46.99 meters (166%); and the thickness of mineralization in hole #EX97-03 increased from 49.55 meters to 64.57 meters (30%).

The PGM mineralization discovered to date appears to correlate directly with increased copper and nickel mineralization. The sulphide mineralization is virtually flat lying and would be amenable to open pit mining. Copper nickel mineralization is known to extend farther east and west along strike from the 1200 feet (365.8 meter) interval for which assay values are given in this Press Release.

Mr. Durham reported that the drill core pulp samples were assayed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish while the nickel and copper values were determined by gravimetric, total digestion method with AA finish.

CRI further reported that is completing logistical planning for the 2001 field program on the property, part of which will include a more thorough program of assaying available diamond drill core for platinum and palladium content.

The Company's shares do not currently trade on any exchange.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow-up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185, Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

13 August 2001

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 14 August 2001 released at Toronto, Ontario
14 August 2001 for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
6 September 2001

"Glen Erikson"
GLEN ERIKSON

Dr. Mungall's sample results are understood to show values in excess of 1 g/t PGM at four different locations where Ni-Cu mineralization was identified 30 years ago. None of the showings had previously been evaluated for their PGM potential. Most of the significant PGM assay values occur with copper and nickel values less than 1% each.

The highest PGM value however, over 15 g/t PGM, was obtained from a split core drill hole sample from the Mesamax showing containing 0.25% nickel and 2.8% copper. The samples of drill core and surface exposure are all comprised of only disseminated chalcopyrite and pyrrhotite, except for two drill hole samples of massive sulfide. The massive sulfide material did not contain the highest PGM values.

At the Cominga Ni-Cu showing, 3 km to the west of the Expo-Ungava Deposit, two samples of historic diamond drill core assayed 1.44 g/t and 1.06 g/t PGM. The latter sample was described as massive sulfide. Only small pieces of diamond drill core were assayed. The hole from which the samples were taken was not one of the better mineralized drill intersections in the showing area.

At the Mequillon Lake North area, 15 samples from the Ni-Cu showing were analyzed. One sample assayed 1.88 g/t PGM and 7 of the samples assayed > 1 g/t PGM. Only one sample assayed less than 0.5 g/t PGM.

Samples from the Mequillon West Ni-Cu showing (3 samples), Square Lake Ni-Cu showing (3 samples) and Kehoe Lake Ni-Cu showing (4 samples) did not contain any values greater than 1 g/t PGM, although some samples did contain >0.5 g/t PGM.

The only showing to the east of the Expo-Ungava Deposit assayed, the Mesamax Ni-Cu showing, returned consistently significant PGM values (> 1 g/t PGM). All but one of the nine samples assayed greater than 1 g/t PGM and 5 of the 9 samples assayed between 2.70 and 4.87 g/t PGM. The samples were collected from three locations along the ultramafic body, approximately 10 km to the east of the Expo-Ungava Deposit. Previous diamond drilling in the area intersected disseminated chalcopyrite and pyrrhotite mineralization however none of the mineralization was assayed for PGM mineralization. Dr. Mungall assayed 5 core samples from one of the available holes (M-70-22) with the following PGM results: at 8.5m – 1.89 g/t, at 9 m - 1.53 g/t, at 12.5 m – 0.90 g/t (trace sulfides), at 18.3 m - > 15 g/t, and at 41.76 m – 1.44 g/t. Samples were also assayed for nickel (Ni) and copper (Cu). The results from the diamond drill core and surface showings vary from trace to more than several percent with the general range being approximately 0.5% nickel and 0.75% copper. The nickel and copper results are comparable to those reported from the showing historically.

CRI reports it is continuing its summer field programs that include geological mapping, prospecting, core re-sampling and geophysical surveying on the Property.

CRI further reports that diamond drilling of certain exploration targets at some distance from the Expo-Ungava Deposit, will commence over the next 10 days.

Finally, CRI confirmed that the drill core and rock samples were assayed at the Geoscience Labs of the Ontario Geological Survey. Platinum palladium and gold values were determined by standard fire assay with ICP-MS finish while the nickel and copper values were determined by aqua regia total digestion method with ICP-OES finish.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow–up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

30 August 2001

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 4 September 2001released at Toronto, Ontario
4 September 2001for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
6 September 2001

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.

4 September 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MORE IMPORTANT PGM VALUES OBTAINED FROM THE COMPANY'S UNGAVA PROPERTY.

The Company learned on August 30, 2001 that Canadian Royalties Inc. "CRI", its joint venture partner, had new important PGM results from the Property and issued a Press Release dated 30 August 2001.

CRI reported that in its August 13th, 2001 Release, the discovery of significant PGM mineralization in the Mesamax area based on assay results of limited surface grab samples and selected core samples derived from historic (1970) diamond drill hole M70-22. The historic drill holes from the Mesamax Nickel Copper Showing were located during the diamond drill core sampling and verification program currently underway on the Expo Ungava deposit, which is situated approximately 10 km west of the Mesamax Area.

CRI reported yesterday that the new results from historic diamond drill hole M70-25 include numerous consecutive 1.52 m core intervals assaying from 3.0 to 6.16 g/t PGM. Hole M70-25, located 168 m north of hole M70-22, intersected a broad zone of nickel-copper mineralization that assayed 0.69% nickel and 0.94% copper (in 1970) over a core length of 34.7 m in the interval from approximately 12.5 m to 47.2 m. No assaying was completed for other metals at that time.

Some of the drill core from diamond drill hole M70-25 was not located (3.05 m representing approximately 9% of the total interval assayed). However, most of the mineralized intercept was retrieved and assayed for PGM's. CRI was therefore reluctant to calculate composite PGM values for the mineralized intercept due to the 3.05 m of missing or slumped core. Notwithstanding the missing core, a total of 23 consecutive, mostly 1.52 m (5 foot) core samples retrieved and assayed for PGM from the interval, (starting at 10.9 m and extending to 47.2 m) returned PGM assay values between 3.0 g/t and 6.16 g/t. 13 of the 23 consecutive samples assayed more than 4 g/t PGM. Nickel and copper values are not yet available.

CRI advised that additional results will be released as they become available. All assaying is being completed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish

while the nickel and copper values are being determined by gravimetric, total digestion method with AA finish.

Glen Erikson, President of the Company may be contacted at (416) 897-5511.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 REPORTING ISSUER

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Ontario

ITEM 2 DATES OF MATERIAL CHANGE

April 10, 2002

ITEM 3 PUBLICATION OF THE MATERIAL CHANGE

Press Release dated 10 April 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 SUMMARY OF MATERIAL CHANGE

See copy of Press Release attached.

ITEM 5 FULL DESCRIPITON OF MATERIAL CHANGE

On April 7, 2002, the Company gave written notice to Canadian Royalties Inc. ("CRI") that in reviewing the Technical Report on the 2001 work done on the property optioned to CRI dated February 20, 2002, it learned that a wedge territory along its northern boundary hand been transferred to CRI and comprise part of the Phoenix Prospect.

The Company had in the notice declared CRI in default of the Option Agreement between them and advised CRI that it had as yet not decided whether to seek arbitration under the Agreement or some other legal remedy.

The dispute involves ownership of lands comprising part of the Mesamax NW grid where assaying of historic core drilled in 1970 yielded PGM values of 4.0 g/t over 24.38 m in hole M-70-20, 2.34 g/t over 19.5 m n hole M-70-22 and 3.0 to 6.16 g/t over 35.7 m in hole M-70-25. Indeed, drill holes drilled in 1970 in the area now appear to be on the Phoenix Prospect.

This dispute also extends to the territory to the west of Mesamax NW and comprises the TK grid over where in 5 drill holes drilled in 2001, CRI announced anomalous Ni-Cu-PGE mineralization including 1.35 g/t PGE over 54.8 m in hold TK-01-2, 2.73 g/t PGE over 3.3 m in TK-01-3, 2.66 g/t PGE over 5.37 m in TK-01-4 and 1.26 g/t PGE over 9.0 m in TK-01-5.

The disputed property is believed to host a well-mineralized structure stretching from Mesamax in the east, north onto the disputed territory across which it is believed to run about 5 km before turning south back on the Company's property at the Hilltop grid. Accordingly, the dispute is of great importance to the Company.

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

10 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 7, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

UMC has learned that part of what had been Permit 970, is now part of the Phoenix Prospect and comprises the territory of the Mesamax NW grid and the TK grid and discovery.

It has as yet not been decided what action will be taken by UMC, whether arbitration will be called for as provided for in the Agreement with CRI or some other remedy. UMC understands from CRI that it wishes to negotiate shortly to resolve this matter without any recourse to arbitration or other legal remedy.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

April 17, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 17 April 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

On April 17, 2002, the Company gave written notice to Canadian Royalties Inc. ("CRI") that it was in default of the obligation of timely delivery of reports prepared respecting the optioned property. The Agreement of January 12, 2001 provides that time is of the essence of the agreement. The Company believes that the default of CRI constitutes a fundamental breach of the Agreement which can result in an arbitration decision that the Agreement is terminated.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
18 April 2002

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

17 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS AGAIN DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 17, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

The Agreement of January 12, 2001 provides that CRI shall deliver copies of all reports and the like as same become available. The Agreement also provides that time is of the essence of the Agreement. CRI is in default of timely delivery of the Technical Report dated February 20, 2002, written by Plante and Keast as well as the Report on Assays of Rock Samples of Mungall dated 2001 and the Report of Wares titled Updated Technical Report on the Expo Ungava And Phoenix Properties, dated 2001.

The Company has given CRI notice identifying its arbitrator to arbitrate the default of Agreement which was the subject of the Company's April 10, 2002 Press Release. The Company intends that the defaults of CRI herein disclosed will also be submitted to arbitration.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

3 July 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

CANADIAN ROYALTIES INC. REPORTS WIDESPREAD PLATINUM AND PALLADIUM VALUES IN EXPO UNGAVA CORE

Ungava Minerals Corp., the Company, has learned that Canadian Royalties Inc. (CZZ-CDNX) on June 20th 2001, reported that it had assayed core obtained from the 1997-drilling program on the Expo Ungava Zone for platinum and palladium. In 1997, drilling had been conducted on the Company's property by a third party that had the right, under certain conditions, to obtain a majority interest in the property. The third party did not assay its drill core for platinum and palladium and subsequently defaulted under the option agreement.

Canadian Royalties Inc. now holds an option, under certain conditions, to acquire an 80% interest in the company's Ungava Trough property. The Company is to be fully carried until a bankable feasibility study supporting construction of a mine on the property is delivered to the company.

In related news, changes in Québec's mining law have allowed the Company to expand by 20% the acreage of its property formerly known as permit 970, which hosts the Expo Ungava Zone within its 35 km length.

The Expo Ungava Zone copper-nickel deposit is located 15 km south of the Ragian Mine, a significant nickel, copper, platinum and palladium producing mine in the Ungava Trough, Québec, operated by Falconbridge Limited.

Canadian Royalties Inc. reported that a qualified person, Bruce Durham (Vice President, Exploration of Canadian Royalties Inc.), reported as follows:

Hole EX 97-1, located on line 4+00E and drilled at –90 degrees, returned weighted average assay values of 0.36 g/t platinum (Pt), 1.99 g/t palladium (Pd), 2.35 g/t platinum plus palladium, 0.7% copper, and 0.71% nickel over a core length (true thickness) of 26.15 m at the base of the ultramafic body. Out of the 19 sample intervals, all but three assayed 1 g/t platinum plus palladium (PGM). Within this

interval, near the base of the ultramafic body, a 6.04 m interval from 75.03 m to 81.07 m assayed 0.47 g/t Pt and 3.81 g/t Pd (4.28 g/t PGM).

Hole EX 97-2, located on line 9+00E, 500 feet (152 m) east of hole, assayed 0.38 g/t platinum, 1.66 g/t palladium (2.04 g/t PGM), 0.55% copper, and 0.91% nickel over a core length of 17.6 m. The hole was drilled at –90 degrees and represents true thickness since the deposit is essentially lying flat. All but one of the twelve sample intervals assayed more than 1 g/t PGM.

Hole EX 97-3, located on line 12+00E, 800 feet (244 m) east of hole 1, assayed 0.42 g/t platinum, 1.73 g/t palladium (2.15 g/t PGM), 0.75% copper and 0.66% nickel over a core length (true thickness) of 49.55 m. The hole was drilled at –90 degrees and represents a true thickness.

Within this interval all but five of the 34 sample intervals assayed more than 1 g/t PGM and a 14.56 m interval of the hole from 62.3 m to 76.8 m assayed 0.51 g/t Pt and 2.25 g/t Pd (2.75 g/t PGM).

The B-Q diameter drill holes, completed in 1997 by a former operator, were assayed for copper, nickel and cobalt at the time of drilling but were not assayed for platinum or palladium. Since the conclusion of the diamond-drilling program the assayed pulps were held in storage by the geological consulting firm Consulting Inc. of Montreal, whose diligence and cooperation is gratefully acknowledged.

The drill core pulp samples were assayed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assays with DCP finish while the nickel-copper or values were determined by gravimetric total digestion method with AA finish.

The three diamond drill holes were drilled in the key central portion of the Expo Ungava Zone deposit, an ultramafic-hosted copper nickel sulphide deposit. From the time of its discovery until 1969, some 31,000 feet of diamond drilling was carried out in the vicinity of the deposit. In 1969, AMAX Exploration Ltd. calculated proven and possible resources of 19,053,450 tons grading 0.464% nickel and 0.506% copper (see Québec Assessment file # GM-26102) with a stripping ration of 3:1. Within the calculated tonnage AMAX calculated proven and probable resources of 4,244,000 tons grading 0.75% nickel and 0.85% copper with a stripping ratio 2.75:1. The deposit is essentially flat lying and the outlined resources extend from surface to a depth of approximately 140 m.

While platinum, palladium and cobalt were found to occur in limited preliminary metallurgical test samples, no quantitative analyses were completed on the split core assay intervals in 1997. Only copper and nickel contents were determined.

The three diamond drill holes reported above were part of a six-hole diamond drill program completed in the vicinity of the Expo Ungava Zone deposit in 1997. Four of

the holes intersect the sulphide deposit. Additional assay results are pending for hold 97-4.

Canadian Royalties Inc. reported as well that it is the process of preparing for a summer field program on the property, part of which will include a more thorough program of assaying available diamond drill core for platinum palladium content.

Glen Erikson, the President of the Company said, "We are very gratified to learn of the PGM values found on the Ungava Property. It looks the ten-year struggle to hang onto the property and see is explored may end well. Tenacity and luck may once again deliver the prize."

The Company's shares currently do not trade on any exchange.

The President may be contacted at (416) 897-5511 for follow-up.

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

20 July 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MOVE PLATINUM-PALLADIUM ASSAY RESULTS FROM EXPO-UNGAVA CORE

Further to the Company's Press Release dated 3 July, 2001, Canadian Royalties Inc. "CRI" has announced further assay results from core drilled in 1997 on the Expo-Ungava zone as holes EX97-01, 02, and 03, as well as assay results obtained from core from EX97-04 drilled 400 ft (121.9 meters) east of EX97-03. The assay values obtained from EX97-01, 02, and 03 were from sample pulps bearing disseminated sulphide mineralization above and below the zones for which platinum and palladium values were previously reported.

In his review, Qualified Person, Bruce Durham (Vice-President, Exploration of CRI), reported in part as follows:

Sample pulps from diamond drill hole #4 (#EX97-04) in the Expo-Ungava copper nickel deposit located on Line 16+00 East @ 2+50 South [1200 feet (365 meters) east of hole EX97-01 and drilled at –90 degrees, were tested for nickel-copper –PGM's and returned weighted average assays from 65.37 meters to 112.3 meters of 0.235 g/t platinum, 0.946 g/t palladium, (1.181 g/t platinum + palladium), 0.69% copper and 0.64% nickel over a core length (true thickness) of 46.89 meters. 29 of the 32 sample intervals contained more than 0.5 g/t PGMs.

Taking account of more recent assaying of core from EX-97-01, 02, and 03, the mineralized sections of all 4 drill hole cores are now calculated as follows:

Drill Hole:	From	To	Interval	Platinum	Palladium	Platinum + Palladium	Copper	Nickel
	(meter)	(meter)	(meter)	g/t	g/t	g/t	%	%
EX97-01	41.55	81.07	39.52	0.28	1.50	1.78	0.70	0.70
EX97-02	49.75	96.74	46.99	0.248	0.994	1.24	0.66	0.60
EX97-03	47.81	112.4	64.57	0.373	1.517	1.89	0.67	0.58
EX97-04	65.37	112.3	46.93	0.235	0.946	1.181	0.69	0.64

The results from hole #EX07-04 extend the known strike length of significant widespread PGM values an additional 400 feet (121.9 meters) east. The additional assay results from hole #EX97-01, 02, and 03 together with the new results from hole #EX97-04 indicate that the thickness of the PGM values varies from 39.52 meters to as much as 64.57 meters along the 1200 feet (365.8 meter) interval for which assay results have been received. The additional assays indicate that the thickness of the PGM mineralization is much greater than originally reported. The thickness of mineralization hole #EX97-01 increased from 26.15 meters to 39.52 meters (51%); the thickness of mineralization in hole #EX97-02 increased from 17.69 meters to 46.99 meters (166%); and the thickness of mineralization in hole #EX97-03 increased from 49.55 meters to 64.57 meters (30%).

The PGM mineralization discovered to date appears to correlate directly with increased copper and nickel mineralization. The sulphide mineralization is virtually flat lying and would be amenable to open pit mining. Copper nickel mineralization is known to extend farther east and west along strike from the 1200 feet (365.8 meter) interval for which assay values are given in this Press Release.

Mr. Durham reported that the drill core pulp samples were assayed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish while the nickel and copper values were determined by gravimetric, total digestion method with AA finish.

CRI further reported that is completing logistical planning for the 2001 field program on the property, part of which will include a more thorough program of assaying available diamond drill core for platinum and palladium content.

The Company's shares do not currently trade on any exchange.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow-up.

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

14 August 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

NEW PLATINUM-PALLADIUM DISCOVERIES MADE ON UNGAVA PROPERTY

The Company is pleased to advise that Canadian Royalties Inc. "CRI" yesterday published results of new sampling from the Expo-Ungava Deposit zone as well as sampling from locations distributed over 32 km of the Property.

The following information is selected from the CRI Release.

Expo-Ungava Deposit Results

The 81 drill core samples analyzed by Dr. Mungall were collected from four diamond drill holes within the limits of the Deposit. Assays of the remaining half of split core from hole 68-2 (9 samples), and hole 69-26 (5 samples), and check assays of split core pieces from hole EX-97-02 and Ex-97-04 provide independent verification of the presence of widespread significant PGM mineralization within the Expo-Ungava Deposit. The assay values reported by Dr. Mungall are comparable to those recently released by Canadian Royalties for holes EX-97-02 and EX-97-04 Dr. Mungall sampled ultramafic material from above the mineralized ultramafic through to the bottom of holes EX-97-02 and EX-97-04. PGM values obtained from each of the two holes ranged from background to more than 3 g/t. Limited sampling in two other holes from the Expo-Ungava Deposit, 68-2 (9 samples) and 69-26 (5 samples) assayed from 0.13 g/t PGM to 1.80 g/t PGM and 0.31 g/t PGM to 1.81 g/t PGM respectively. The lower values were generally unmineralized ultramafic above the mineralized peridotite and pyroxenite.

Results from Other Mineralized Areas

The assay values received for the surface grab samples and the drill core from the Cominga, Valliant Lake, Mequillon Lake North and Mesamax showing areas confirm the presence of significant (1 g/t to greater than 15 g/t) PGM mineralization within disseminated to rarely massive chalcopyrite pyrrohotite pentlandite mineralization well distant for the Expo-Ungava Deposit.

Dr. Mungall's sample results are understood to show values in excess of 1 g/t PGM at four different locations where Ni-Cu mineralization was identified 30 years ago. None of the showings had previously been evaluated for their PGM potential. Most of the significant PGM assay values occur with copper and nickel values less than 1% each.

The highest PGM value however, over 15 g/t PGM, was obtained from a split core drill hole sample from the Mesamax showing containing 0.25% nickel and 2.8% copper. The samples of drill core and surface exposure are all comprised of only disseminated chalcopyrite and pyrrhotite, except for two drill hole samples of massive sulfide. The massive sulfide material did not contain the highest PGM values.

At the Cominga Ni-Cu showing, 3 km to the west of the Expo-Ungava Deposit, two samples of historic diamond drill core assayed 1.44 g/t and 1.06 g/t PGM. The latter sample was described as massive sulfide. Only small pieces of diamond drill core were assayed. The hole from which the samples were taken was not one of the better mineralized drill intersections in the showing area.

At the Mequillon Lake North area, 15 samples from the Ni-Cu showing were analyzed. One sample assayed 1.88 g/t PGM and 7 of the samples assayed > 1 g/t PGM. Only one sample assayed less than 0.5 g/t PGM.

Samples from the Mequillon West Ni-Cu showing (3 samples), Square Lake Ni-Cu showing (3 samples) and Kehoe Lake Ni-Cu showing (4 samples) did not contain any values greater than 1 g/t PGM, although some samples did contain >0.5 g/t PGM.

The only showing to the east of the Expo-Ungava Deposit assayed, the Mesamax Ni-Cu showing, returned consistently significant PGM values (> 1 g/t PGM). All but one of the nine samples assayed greater than 1 g/t PGM and 5 of the 9 samples assayed between 2.70 and 4.87 g/t PGM. The samples were collected from three locations along the ultramafic body, approximately 10 km to the east of the Expo-Ungava Deposit. Previous diamond drilling in the area intersected disseminated chalcopyrite and pyrrhotite mineralization however none of the mineralization was assayed for PGM mineralization. Dr. Mungall assayed 5 core samples from one of the available holes (M-70-22) with the following PGM results: at 8.5m – 1.89 g/t, at 9 m - 1.53 g/t, at 12.5 m – 0.90 g/t (trace sulfides), at 18.3 m - > 15 g/t, and at 41.76 m – 1.44 g/t. Samples were also assayed for nickel (Ni) and copper (Cu). The results from the diamond drill core and surface showings vary from trace to more than several percent with the general range being approximately 0.5% nickel and 0.75% copper. The nickel and copper results are comparable to those reported from the showing historically.

CRI reports it is continuing its summer field programs that include geological mapping, prospecting, core re-sampling and geophysical surveying on the Property.

CRI further reports that diamond drilling of certain exploration targets at some distance from the Expo-Ungava Deposit, will commence over the next 10 days.

Finally, CRI confirmed that the drill core and rock samples were assayed at the Geoscience Labs of the Ontario Geological Survey. Platinum palladium and gold values were determined by standard fire assay with ICP-MS finish while the nickel and copper values were determined by aqua regia total digestion method with ICP-OES finish.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow–up.

UNGAVA MINERALS CORP.

4 September 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MORE IMPORTANT PGM VALUES OBTAINED FROM THE COMPANY'S UNGAVA PROPERTY.

The Company learned on August 30, 2001 that Canadian Royalties Inc. "CRI", its joint venture partner, had new important PGM results from the Property and issued a Press Release dated 30 August 2001.

CRI reported that in its August 13th, 2001 Release, the discovery of significant PGM mineralization in the Mesamax area based on assay results of limited surface grab samples and selected core samples derived from historic (1970) diamond drill hole M70-22. The historic drill holes from the Mesamax Nickel Copper Showing were located during the diamond drill core sampling and verification program currently underway on the Expo Ungava deposit, which is situated approximately 10 km west of the Mesamax Area.

CRI reported yesterday that the new results from historic diamond drill hole M70-25 include numerous consecutive 1.52 m core intervals assaying from 3.0 to 6.16 g/t PGM. Hole M70-25, located 168 m north of hole M70-22, intersected a broad zone of nickel-copper mineralization that assayed 0.69% nickel and 0.94% copper (in 1970) over a core length of 34.7 m in the interval from approximately 12.5 m to 47.2 m. No assaying was completed for other metals at that time.

Some of the drill core from diamond drill hole M70-25 was not located (3.05 m representing approximately 9% of the total interval assayed). However, most of the mineralized intercept was retrieved and assayed for PGM's. CRI was therefore reluctant to calculate composite PGM values for the mineralized intercept due to the 3.05 m of missing or slumped core. Notwithstanding the missing core, a total of 23 consecutive, mostly 1.52 m (5 foot) core samples retrieved and assayed for PGM from the interval, (starting at 10.9 m and extending to 47.2 m) returned PGM assay values between 3.0 g/t and 6.16 g/t. 13 of the 23 consecutive samples assayed more than 4 g/t PGM. Nickel and copper values are not yet available.

CRI advised that additional results will be released as they become available. All assaying is being completed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish while the nickel and copper values are being determined by gravimetric, total digestion method with AA finish.

Glen Erikson, President of the Company may be contacted at (416) 897-5511.

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

5 November 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MORE RESULTS RECEIVED FROM MESAMAX NORTH WEST.

Ungava Minerals Corp. the "Company" has learned that Canadian Royalties Inc., "CRI", has reported additional significant assay results from four holes drilled in the vicinity of historic drill hole M-70-25 in the Mesamax area of the Company Ungava property. The drilling intersected a discrete magnetic feature which is reported by CRI to be traceable by airborne and ground magnetic surveys over several kilometers eastward and as well several kilometers westward from the drill site.

Assays for the mineralized sections in the four holes averaged 3.05 PGM g/t over 48 m, 4.11 PGM g/t over 35.82 m, 4.16 PGM g/t over 24.99 m and 2.33 PGM g/t over 45.72 m. The magnetic feature has apparently been drilled to the west where it is identified as the TK Prospect where mineralization, including 32.24 m grading 2.27 PGM g/t, was encountered. Full particulars of assay results from the four holes reported on herein can be found in CRI's Press Release dated 24 October 2001.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, ON L5G 4M2

30 January 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

MORE PGM ASSAY RESULTS FROM EXPO UNGAVA ZONE.

Ungava Minerals Corp. has learned that Canadian Royalties Inc., ("CRI") has reported significant assay results from thirteen additional historic drill cores drilled within the Expo-Ungava deposit. The assaying for platinum, palladium and gold (PGMs) carried out in respect of these thirteen cores, as well as assaying results from four previously reported historic drill cores from the deposit confirm significant PGMs over the entire resource area which extends 732 meters in an east-west direction and 107 meters in a north-south direction.

Readers are directed to the CRI Press Release dated 18 December 2001 for full particulars of the assaying results referred to herein.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

10 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 7, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

UMC has learned that part of what had been Permit 970, is now part of the Phoenix Prospect and comprises the territory of the Mesamax NW grid and the TK grid and discovery.

It has as yet not been decided what action will be taken by UMC, whether arbitration will be called for as provided for in the Agreement with CRI or some other remedy. UMC understands from CRI that it wishes to negotiate shortly to resolve this matter without any recourse to arbitration or other legal remedy.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

17 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS AGAIN DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 17, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

The Agreement of January 12, 2001 provides that CRI shall deliver copies of all reports and the like as same become available. The Agreement also provides that time is of the essence of the Agreement. CRI is in default of timely delivery of the Technical Report dated February 20, 2002, written by Plante and Keast as well as the Report on Assays of Rock Samples of Mungall dated 2001 and the Report of Wares titled Updated Technical Report on the Expo Ungava And Phoenix Properties, dated 2001.

The Company has given CRI notice identifying its arbitrator to arbitrate the default of Agreement which was the subject of the Company's April 10, 2002 Press Release. The Company intends that the defaults of CRI herein disclosed will also be submitted to arbitration.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.

(incorporated under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on May 10, 2002

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Ungava Minerals Corp. (the "Corporation") will be held at Boardroom 103, Holiday Inn, 2125 North Sheridan Way, Mississauga, Ontario, on Friday, the 10th day of May, 2002, at the hour of 4:30 o'clock in the afternoon (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the fiscal years ended November 30, 1997, 1998, 1999, 2000 and 2001 and the Reports of the auditors thereon.

2. to fix the number of directors of the Corporation at four (4);

3. to elect the directors of the Corporation;

4. to appoint Wasserman, Ramsay, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration;

5. to consider and if deemed advisable, to pass, with or without variation, a resolution to approve the adoption of a Shareholder Rights Plan for the Corporation, the details of which are described in the accompanying management information circular;

6. to consider and, if thought appropriate, to pass a resolution in the form set out in the Management Information Circular, with or without variation, authorizing the Corporation to issue common shares to settle debts of up to $1,000,000, or such other amount as permitted by securities regulatory authorities, during the twelve month period following the date of the Meeting;

7. to consider and, if thought appropriate, to pass a resolution ratifying and confirming the creation and issuance by the Board of Directors of the Corporation of 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1;

8. to consider and, if thought fit, to pass a resolution authorizing the board of directors of the Corporation to proceed with certain private placement financings during the period ending one year from the date of the Meeting;

9. to consider, and if deemed advisable, to pass, with or without variation, a special resolution, as described in the Management Information Circular, approving the amendment of the Articles of Incorporation of the Corporation to change the name of the Corporation to "Ungava Resources Inc." or such other name as may be selected by the board of directors of the Corporation and as may be allowed by regulatory authorities;

10. to consider, and if deemed advisable, to pass, with or without variation, a special resolution, as described in the Management Information Circular, to authorize the Corporation to amend its Articles of Incorporation to consolidate all of the issued and outstanding common shares of the Corporation on the basis that each current common share outstanding before the consolidation shall be consolidated on the basis of between five (5) and ten (10) common shares being exchanged for one (1) new common share after consolidation, as may be determined by the directors of the Corporation;

11. to consider, and if deemed advisable, to pass, with or without variation, a special resolution, as described in the Management Information Circular, authorizing the Corporation to change its domicile from Canada to Bermuda;

12. to confirm without amendment, the enactment of a new By-Law No. 1 of the Corporation and confirm the repeal of General By-Law No. 1A of the Corporation;

13. to consider and if thought fit, to pass, with or without variation, a resolution, as described in the Management Information Circular, ratifying all prior acts of the directors and officers of the Corporation; and

14. to transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

The details of the matters proposed to be put before the Meeting, including the texts of the respective resolutions referred to above, are set forth in the Management Information Circular accompanying this Notice of Meeting, which are supplemental to and expressly made a part of this Notice of Meeting.

A form of Proxy, Management Information Circular and a return card for purposes of the Corporation's supplemental mailing list accompany this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3. To be effective, the completed form of proxy must be received by the Secretary of the Corporation on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof prior to the time of voting.

Only shareholders of record on April 5, 2002 will be entitled to notice of, and to vote at, the Meeting (except as noted in the Management Information Circular).

Section 190 of the *Canada Business Corporations Act* provides that a holder of common shares who dissents from the resolution described in item 11 above is entitled to be paid the fair value of his shares. See the accompanying Management Information Circular under the heading "Rights of Dissent of Dissenting Shareholders".

DATED at Toronto, Ontario this 10th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Glen Erikson
President and Chief Executive Officer

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF UNGAVA MINERALS CORP. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2002 AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone. The Corporation may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals.

No person is authorized to give any information or to make any representations other than those contained in this circular and, if given or made, such information must not be relied upon as having been authorized.

Appointment of Proxy

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND, ACT AND VOTE FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

All common shares (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies received by the Secretary of the Corporation in a timely fashion will be voted or withheld from voting in accordance with the instructions of the Shareholders on any ballot that may be called for at the Meeting; if a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED TO FIX THE NUMBER OF DIRECTORS AT FOUR (4) AND FOR THE ELECTION OF DIRECTORS; FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS OF THE CORPORATION TO FIX THE AUDITORS' REMUNERATION; FOR THE APPROVAL OF A RESOLUTION TO ADOPT A SHAREHOLDER RIGHTS PLAN; FOR THE APPROVAL OF A RESOLUTION AUTHORIZING THE ISSUANCE OF COMMON SHARES IN SATISFACTON OF CERTAIN INDEBTEDNESS; FOR THE APPROVAL OF A RESOLUTION RATIFYING THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE PREFERRED SHARES, SERIES 1 OF THE CORPORATION AND THE ISSUANCE THEREOF; FOR THE APPROVAL OF A RESOLUTION AUTHORIZING THE PRIVATE PLACEMENT OF THE CORPORATION'S SECURITIES; FOR THE APPROVAL OF A SPECIAL RESOLUTION CHANGING THE NAME OF THE CORPORATION; FOR THE APPROVAL OF A SPECIAL RESOLUTION TO CONSOLIDATE THE COMMON SHARES OF THE CORPORATION; FOR THE APPROVAL OF A SPECIAL RESOLUTION TO CHANGE THE DOMICILE OF THE CORPORATION FROM CANADA TO BERMUDA; TO CONFIRM A NEW BY-LAW NO.1 RELATING TO THE BUSINESS AND AFFAIRS OF THE CORPORATION; AND FOR A RESOLUTION RATIFYING AND CONFIRMING ALL PRIOR ACTS OF THE BOARD OF DIRECTORS AND OFFICERS OF THE CORPORATION, ALL AS MORE PARTICULARLY DESCRIBED UNDER THOSE HEADINGS IN THIS MANAGEMENT INFORMATION CIRCULAR.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The enclosed form of proxy must be dated and executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Corporation's Transfer Agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the Meeting.

Revocation of Proxies

Pursuant to Section 148(4) of the *Canada Business Corporations Act*, any Shareholder giving a proxy may revoke a proxy by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under the corporate seal or by a duly authorized officer or attorney thereof and deposited at the Corporation's registrar and transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the Meeting, to be held on May 10, 2002 or any adjournment thereof or in any other manner permitted by law.

All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require for approval a favourable majority of the votes cast at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein and except as insofar as they may be shareholders of the Corporation, no director or officer of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The holders of the common shares of the Corporation will be entitled to vote at the Meeting on all matters. Pursuant to Section 138(3) of the *Canada Business Corporations Act* and in accordance with National Policy Statement No. 41 adopted by the Ontario Securities Commission, each holder of a common share of the Corporation at the close of business on April 5, 2002 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he owns the shares and requests, not later than ten (10) days before the Meeting, that his name be included in the list of Shareholders. As at April 5, 2002, 18,196,610 common shares of the Corporation were issued and outstanding.

To the best knowledge of the Directors or Senior Officers of the Corporation, at the date hereof, the following persons beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10) percent of the voting rights attached to any class of voting securities of the Corporation.

Name of Shareholder	Approximate Number of Voting Shares, Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Voting Shares Represented
Felix Siwanowicz	9,756,327(1), (2), (3), (4), (5)	53.62%
Sheldon Inwentash	3,178,700(2)	17.46%
Glen Erikson	2,900,553(3)	15.94%

Christine Erikson	2,919,183(4)	16.04%
Alberta Richwest Inc.	2,160,000(5)	11.87%

(1) Mr. Siwanowicz is trustee of The Ungava Trust which is beneficial owner of 571,320 shares and which, pursuant to a Voting Trust and Pooling Agreement, also holds voting control over an additional 7,025,007 common shares owned by third parties. Mr. Siwanowicz is also Trustee of The General Trust which indirectly exercises some control or direction over 2,160,000 shares held by Alberta Richwest Inc.

(2) 2,443,300 shares owned directly, 735,000 shares owned by 600228 Alberta Inc., indirectly controlled by Sheldon Inwentash. Voting control over 1,012,500 shares owned directly is held by the Trustee for The Ungava Trust.

(3) Voting rights in respect 2,512,503 shares are held by The Ungava Trust pursuant to a Voting Trust and Pooling Agreement.

(4) Voting control over 1,500,000 shares is held by The Ungava Trust.

(5) The General Trust, of which Felix Siwanowicz is the trustee has the contractual right to acquire control of these shares and is presently taking steps to acquire such control.

ELECTION OF DIRECTORS

The persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at four (4). Although management is nominating four (4) individuals to stand for election, the Articles of the Corporation provide that the directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration at the last annual meeting.

The Board of Directors of the Corporation consists of four (4) directors Felix Siwanowicz, Glen Erikson, W.R.Lincoln Torrance and Glen Gasparini. The persons named in the enclosed form of proxy intend to vote for the election of those four (4) nominees whose names are set forth below. The nominees unless otherwise noted are now members of the Board of Directors and have been since the dates indicated. Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each Director elected will hold office until the next Annual Meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Corporation.

The Corporation does not have an Executive Committee of its Board of Directors. Pursuant to Section 171 of the *Canada Business Corporations Act* the Corporation has an Audit Committee which is comprised of Messrs. Siwanowicz, Erikson and Torrance.

The following table and notes thereto state the names of all persons proposed to be nominated for election as directors, all other major positions and offices with the Corporation presently held by them, their principal occupation or employment, the year in which they became directors of the Corporation, and the approximate number of voting shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at April 5, 2002: (1)

Name, Address	Present Principal Occupation or Employment with the Corporation	Year Became Director	Number of Voting Shares Beneficially Owned, Directly or Indirectly or over Which Some Control or Direction is Exercised
Felix Siwanowicz Manotick, Ontario	Commercial Real Estate Executive	August 1, 1996	9,756,327[(1)]
Glen Erikson Providenciales, Turks & Caicos Islands	Business Consultant	August 1, 1996	2,900,583[(2)]
W.R. Lincoln Torrance Toronto, Ontario	Consulting Geologist and Geophysicist	August 1, 1996	Nil
Glen Gasparini Toronto, Ontario	Business Executive	September 26, 2001	Nil

(1) Mr. Siwanowicz is trustee of The Ungava Trust which is beneficial owner of 571,320 shares and which, pursuant to a Voting Trust and Pooling Agreement, also holds voting control over an additional 7,025,007 common shares owned by third parties. Mr. Siwanowicz is also Trustee of The General Trust which indirectly exercises control or direction over 2,160,000 shares held by Alberta Richwest Inc.

(2) Voting rights in respect 2,512,503 shares are held by The Ungava Trust pursuant to a Voting Trust and Pooling Agreement.

Mr. Gasparini has been the President of Terrazzo, Mosaic & Tile Company Limited, a manufacturer and supplier of floor coverings. Mr. Gasparini has an Honours B.A. from York University.

The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

Unless a proxy specifies that the shares it represents should be withheld from voting in the election of directors, the potential proxy holders named in the accompanying proxy intend to use it to vote for the election of the nominees as indicated.

STATEMENT OF EXECUTIVE COMPENSATION

Remuneration of Directors

During the fiscal period ended November 30, 2001, no sum was paid to any of the directors of the Corporation in respect of directors' fees.

Change of Control

The Corporation has no plan or arrangement pursuant to which compensation was paid or may be paid to Executive Officers of the Corporation during the most recently completed financial periods or the current financial year in view of compensating such officers in the event of the termination of employment or in the event of a change in responsibilities following a change in control.

Executive Remuneration

The number of Named Executive Officers of the Corporation is one. The aggregate cash compensation paid to Mr. Glen Erikson, President, for services rendered during the year ended November 30, 2001 (including salaries, fees, commissions and bonuses) was $116,666.

Executive Compensation

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended November 30, 2001 (to the extent required by the Regulation) in respect of the individuals who were, at November 30, 2001, executive officers of the Corporation whose total salary and bonus exceeded $100,000 (the "Named Executive Officer"). The President of the Corporation, Glen Erikson, is the only executive officer for whom disclosure must be made. Specific aspects of the compensation of the Named Executive Officer are dealt with below.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long -Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Fiscal Year Ending Nov. 30,	Salary ($)	Bonus for the Year ($)	Other Annual Compe-nsation	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded (#)	LTIP [(1)] Payouts ($)	All Other Compen-sation ($)
Glen Erikson	2001	116,666	Nil	Nil	Nil	Nil	Nil	Nil
President	2000	100,000	Nil	Nil	Nil	Nil	Nil	Nil
	1999	100,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

Stock Option Plan

On September 30, 1996, the shareholders of the Corporation approved the establishment of a Stock Option Plan (the "Plan") relating to the common shares of the Corporation. Eligibility in the Plan is restricted to directors, senior officers and key employees of the Corporation and its affiliates. The number of common shares subject to options granted under the Plan is limited to 10% of the issued and outstanding common shares in the aggregate. The exercise price of any option granted under the plan may not be less than the fair market value (e.g. the prevailing market price) of the common shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director, officer or key employee of the Corporation or any affiliate, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

As at the date hereof, the following options to purchase common shares of the Corporation are outstanding:

Outstanding	Option Price ($) Per Share and Expiry Dates
950,000	1.00/August 26, 2006

Stock Option Grants

No options to purchase common shares of the Corporation were granted during the financial year ended November 30, 2001 to the Corporation's President.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended November 30, 2001 by the Corporation's President and the financial year-end value of unexercised options held, on an aggregated basis. On November 30, 2001, there were no reported trades for the Corporation's common shares.

The table below sets forth information related to options of the Named Executive Officer of the Corporation.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	No. Securities Acquired On Exercise	Aggregate Value Realized ($)	Unexercised Options At FY-End (#) Exercisable/Unexercisable	Value Of Unexercised In-The-Money Options At FY-End ($) Exercisable/Unexercisable
Glen Erikson	Nil	Nil	200,000/200,000	--/--*

* On November 30, 2001, there was no quoted market price for the Corporation's common shares

Directors' and Officers' Liability Insurance

The Corporation does not maintain insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Corporation.

Compensation Committee

The Corporation does not have a compensation committee. The Board of Directors carries out the duties of such a committee. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

Pension Plan

The Corporation does not maintain a pension plan for its employees, officers or directors.

Indebtedness of Directors and Senior Officers

No director or senior officer or employee or any associate or affiliate of any such director or senior officer is indebted to the Corporation. No director or senior officer or employee or any associate or affiliate of any such director or senior officer has been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

APPOINTMENT OF AUDITORS

Shareholders of the Corporation will be asked at the Meeting to re-appoint Wasserman Ramsay, Chartered Accountants as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation at a remuneration to be fixed by the Board of Directors of the Corporation.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RE-APPOINTMENT OF WASSERMAN RAMSAY, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal years ended November 30, 1997-2001 and the Reports of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' Reports and the Corporation's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

ADOPTION OF SHAREHOLDER RIGHTS PLAN

At the Meeting, shareholders will be asked to consider and vote to confirm the Shareholder Rights Plan Agreement (the **"Rights Plan"**) entered into between the Corporation and Equity Transfer Services Inc. on April 10, 2002. The full text of the Rights Plan is set forth in Schedule "B" hereto. Capitalized terms used in this section but not defined have the meaning given to them in the Rights Plan.

Under the Rights Plan, common share purchase rights (**"Rights"**) were issued to holders of common shares of the Corporation at the rate of one Right for each Common Share outstanding as at 5:00 p.m. (Toronto time) on April 10, 2002 (the **"Record Time"**). In addition, one Right will be issued with each new Common Share issued after the Record Time and prior to the earlier of the Separation Time and the redemption or expiration of the Rights. The Rights Plan became effective at the Record Time and will continue in effect only if it is confirmed by the affirmative vote of a majority of the votes cast by shareholders of the Corporation attending or represented by proxy at the Meeting, without giving effect to any votes cast (i) by any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding common shares of the Corporation; and (ii) by the associates, affiliates and insiders of any shareholder referred to in (i) above. The Rights Plan will not be made effective until and unless confirmed by shareholders at the Meeting. The votes attaching to the common shares controlled by The Ungava Trust will not be counted for the purpose of determining whether there has been an affirmative vote of a majority of the votes cast by shareholders at the Meeting. The Ungava Trust controls a total of 7,596,327 common shares.

The text of the resolution confirming the Rights Plan (the **"Rights Plan Resolution"**) is set forth in Schedule "A" hereto. **In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies in favour of passing the Rights Plan Resolution.**

Background to Adoption of the Rights Plan

The experience of both the business and legal communities under Canadian securities laws demonstrates that these laws may not adequately protect shareholders in the event that a bidder seeks to obtain control of a public corporation. The objectives of the Rights Plan are to ensure that, in the event of a take-over bid or other control transaction, all shareholders will receive full and fair value for their common shares and will not be subject to abusive or coercive take-over strategies and that the Board of Directors, on behalf of the Corporation and all of its shareholders, will have the time and opportunity to evaluate the bid and its effects, to seek out alternative bidders and to explore, develop and evaluate other ways of maximizing shareholder value. Under the Rights Plan, a bidder is encouraged either to make a Permitted Bid, without approval of the Board of Directors, having terms and conditions designed to meet the objectives of the Rights Plan or, to negotiate the terms of a bid with the Board of Directors.

In considering whether to adopt the Rights Plan, the Board of Directors of the Corporation considered the current legislative framework in Canada governing take-over bids, developments in the terms of shareholder rights plans over the last number of years and the actual experiences in hostile take-over bids in Canada which have taken place over the last year for target corporations having shareholder rights plans. The Rights Plan was not adopted by the Board of Directors in response to, or in anticipation of, any acquisition proposal, and is not intended to prevent a take-over bid being made for the Corporation or to secure continuance of management or the directors in office.

The Board of Directors has concluded that existing securities laws in Canada do not adequately protect the rights of shareholders during take-over bids. The Board of Directors has identified the following three factors which are of greatest concern.

Time

Current Canadian securities legislation provides that take-over bids may expire after only 35 days. The Board of Directors is therefore concerned that such a short period does not provide an opportunity (i) for the shareholders and the Board of Directors to properly assess the take-over bid and negotiate with the bidder, (ii) for the shareholders to assess the merits of competing take-over bids, or (iii) for the Board of Directors to seek out or otherwise allow competing bidders to emerge or develop other methods of maximizing shareholder value. The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days and, provided that more than fifty percent (50%) of the outstanding common shares held by shareholders other than the bidder, its Associates and Affiliates and other persons acting in concert with the bidder, and any employee benefit plan for the employees of the Corporation or a wholly-owned subsidiary of the Corporation (the **"Independent Shareholders"**), tender by such time, the bid will be extended for an additional 10 business days. The shareholders and Board of Directors can therefore take the additional time over and above the 35 days statutory period, to consider the take-over bid and the various potential alternatives.

Pressure to Tender

There is concern that a shareholder may feel compelled to tender to a bid that the shareholder considers to be inadequate and not representative of full and fair value because, in failing to do so, the shareholder may be left with illiquid or minority-discounted common shares. The requirements for a Permitted Bid in the Rights Plan therefore include a shareholder approval mechanism that is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular Take-over Bid. A Permitted Bid is required to contain a provision that more than 50% of the outstanding common shares held by Independent Shareholders must be tendered in acceptance of the bid at the end of its minimum 60 day period following which the bid be extended for a further 10 business days so as to allow those who did not "vote" in favour at the first expiry time another opportunity to tender into the bid.

Unequal Treatment

The Board of Directors has adopted the Rights Plan in part because a bidder could attempt to obtain control of the Corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. Canadian securities laws contain various exemptions that may allow for unequal treatment of shareholders in transactions involving an acquisition of effective control. For example, it is possible to acquire a large common share position, or even a control block in a Canadian public corporation, without making an offer to all shareholders, by acquiring common shares in the market or through private agreements involving a small number of shareholders. Under these types of acquisitions, control of the target may be obtained without the acquiror being required to pay a "control premium" to all shareholders of the target. As a result of these gaps, Canadian securities laws may allow transactions to occur in the context of a change of control of a public corporation that are discriminatory as between shareholders and which may undermine efforts to maximize shareholder value.

Operation of the Rights Plan – Overview

In general terms, if a person (an "**Acquiring Person**") acquires twenty percent (20%) or more of the outstanding common shares other than by way of a Permitted Bid, a Competing Bid (each as discussed below) or a transaction otherwise approved by the Board of Directors, holders of Rights other than the Acquiring Person may acquire common shares at a significant discount to the then prevailing market prices. In such a case, the Rights will cause substantial dilution to an Acquiring Person who becomes an Acquiring Person other than through a Permitted Bid, a Competing Bid or on terms approved by the Board of Directors. The Rights Plan, through its dilutive aspects, is intended to discourage a potential acquiror from undertaking "creeping acquisitions" or buying a large block of common shares from a select group of shareholders through "private agreement transactions". Because of the Permitted Bid and Competing Bid feature of the Rights Plan, a bidder does not have to negotiate with the Board of Directors, but is entitled to have the shareholders determine whether to accept the bidder's offer.

The adoption of the Rights Plan does not detract in any way from or lessen the duties imposed upon the Board of Directors at law to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders in considering any Take-over Bid made for the outstanding common shares. The Rights Plan states that nothing contained therein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that shareholders reject or accept any Take-over Bid or take any other action with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

Issuance of the Rights will not alter in any way the financial condition of the Corporation and will not interfere with the day-to-day operations of the Corporation or its business plans. The issuance of the Rights is not dilutive and will not affect the Corporation's earnings per common share nor will it change the way in which shareholders currently trade common shares.

Summary of Material Terms of the Rights Plan

The following is a summary of the material terms of the Rights Plan, which is qualified in its entirety by reference to the full text in Schedule "B".

Trading of Rights

Rights issued prior to the Separation Time will be evidenced, with respect to any Common Share certificate outstanding as of the Record Time, by such Common Share certificate. The Rights Plan provides that, until the Separation Time, the Rights will be transferable only together with, and will be transferred by, a transfer of the associated common shares. Until the Separation Time or earlier redemption or expiration of the Rights, new Common Share certificates issued after the Record Time upon the transfer of existing common shares or the issuance of additional common shares will contain a legend incorporating the Rights Plan by reference.

Separation Time

The Rights will separate and trade separately from the common shares after the Separation Time. Following the Separation Time, separate certificates evidencing the Rights ("**Rights Certificates**") will be mailed to holders of record of common shares as of the close of business on the Separation Time (other than an Acquiring Person), and each separate Rights Certificate alone will evidence the Rights.

The "**Separation Time**" is the close of business on the tenth trading day following the earlier of (i) the date (the "**Stock Acquisition Date**") of the first public announcement made by the Corporation or an Acquiring Person that a person has become an Acquiring Person, and (ii) the date of the commencement of, or first pubic announcement of, the intent of any person (other than the Corporation or any subsidiary of the Corporation), to commence a Take-over Bid (other than a Permitted Bid or Competing Bid) or such later date as may be determined by the Board of Directors.

Exercise Price of Rights

After the Separation Time and prior to the occurrence of a Flip-in Event, each Right entitles the registered holder to purchase from the Corporation one Common Share at an Exercise Price equal to one-half of the Market Price for the Common Shares of the Corporation at the time the Right is Exercised, subject to certain anti-dilution adjustments as set out in the Rights Plan.

Flip-in Event

A **"Flip-in Event"** is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, the Corporation must take such action as necessary to ensure that each Right (except for Rights Beneficially Owned by the persons specified below) will thereafter constitute the right to purchase from the Corporation upon exercise of the Right in accordance with the terms of the Rights Plan that number of common shares having an aggregate Market Price on the date of the occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price.

The Rights Plan provides that Rights that are Beneficially Owned by (i) an Acquiring Person or any Affiliate or Associate of an Acquiring Person, or, any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of the Acquiring Person, or, any Affiliate or Associate of the Person acting jointly or in concert, or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) or of any person acting jointly or in concert with an Acquiring Person or an Associate or Affiliate of an Acquiring Person, who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, shall be null and void without any further action and any holder of these Rights (including transferees or successors in title) will not have any rights to exercise these Rights under any provision of the Rights Plan.

Acquiring Person

An Acquiring Person is a person who Beneficially Owns twenty percent (20%) or more of the outstanding common shares. An Acquiring Person does not, however, include the Corporation or any Subsidiary of the Corporation or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding common shares as a result of certain exempt transactions.

Exempt transactions include (i) specified corporate acquisitions, (ii) acquisitions pursuant to a Permitted Bid or Competing Bid, (iii) specified corporate distributions, (iv) convertible security acquisitions, and (v) certain other specified exempt acquisitions (including acquisitions of up to or greater than twenty percent (20%) of the outstanding common shares made on or prior to the Record Time; provided, however, that such a person becomes an Acquiring Person upon becoming the Beneficial Owner of an additional one percent (1%) of the currently outstanding common shares (other than pursuant to an exempt transaction)).

Permitted Bids and Competing Permitted Bids

A **"Permitted Bid"** is a Take-over Bid made by a take-over bid circular in compliance with the following additional provisions:

1. the bid must be made to all holders of record of common shares;
2. the bid must be open for a minimum of 60 days following the date of the bid and no common shares may be taken up prior to such time;
3. take-up and payment for common shares may not occur unless the bid is accepted by more than fifty percent (50%) of the outstanding common shares held by the Independent Shareholders;

4. common shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and
5. if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 Business Days to allow other shareholders to tender into the bid should they so wish and must make a public announcement to such effect.

A **"Competing Permitted Bid"** is a Take-over Bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for common shares tendered under a Competing Bid is not 60 days, but is instead the later of 21 days after the date that the Competing Bid is made and the date for take-up and payment of common shares under any other Permitted Bid then in existence and only if at that date, the Competing Bid is accepted by more than fifty percent (50%) of the outstanding common shares held by the Independent Common Shareholders. Neither a Permitted Bid nor a Competing Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Corporation. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Bid do not give rise to a Flip-in Event.

Amendments to the Rights Plan

The Rights Plan provides that prior to ratification by shareholders, the Board of Directors may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to its terms will normally require shareholder approval. All changes to the provisions of the Rights Plan relating to the Rights Agent require the written consent of the Rights Agent.

Term

The term of the Rights Plan ends on the close of business on the date immediately following the date of the Corporation's annual meeting of shareholders in the year 2004, at which time the Rights expire, subject to renewal, unless they are terminated, redeemed or exchanged earlier by the Board of Directors.

PRIVATE PLACEMENTS DURING THE NEXT YEAR

In order to strengthen the working capital of the Corporation to develop the properties in the Corporation's asset portfolio and to acquire other promising assets, Management may wish to undertake private placement financings including issuance of common shares, warrants, convertible debentures, and other instruments or issue shares in exchange for assets. Certain regulatory policies provide that approval of shareholders is required for certain private placements, such as where the issuance of private placement of shares (including any shares issued on conversion of a warrant or other convertible security) may result in a change of control of the Corporation. In some circumstances the Corporation may have no other reasonable alternative but to exceed these limits in order to take advantage of certain opportunities or simply to finance its day to day operations. The board of directors of the Corporation believes that it is in the best interests of the Corporation that the board of directors be provided with the flexibility to undertake such private placement financings that they feel are in the best interests of the Corporation. At the meeting, shareholders of the Corporation will be asked to consider and, if thought fit, pass with or without variation, a resolution authorizing the board of directors of the Corporation to proceed with certain private placement financings during the period ending one year from the date of this annual and special meeting of the shareholders.

A copy of the proposed resolution is attached to this information circular as Schedule "C". The resolution requires confirmation by a majority of the votes cast at the meeting by shareholders. It is intended that the shares represented by proxies solicited by Management will be voted in favour of the resolution. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ABOVE RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

ISSUANCE OF SHARES FOR DEBT

Pursuant to applicable regulatory requirements, the issuance of shares in settlement of debt requires shareholder approval. It is proposed that a total of $1,000,000 of indebtedness (the "Debt") may be incurred by the Corporation in the one year following the date of the Meeting and may be settled for a maximum total of 4,000,000 common shares of the Corporation at a rate equal to $0.25 per share.

The Debt may represent all of the indebtedness of the Corporation.

The purpose of the debt settlement may be to correct a working capital deficiency of the Corporation. Based on the financial statements of the Corporation for the year ended November 30, 2001, the Corporation had negative working capital of approximately $240,928. The debt settlement would eliminate such debt. Without the debt settlement, it may be exceptionally difficult to interest new investors in the Corporation.

A copy of the special resolution is attached to this information circular as Schedule "D". The resolution requires the approval of a majority of votes present at the Meeting. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ISSUANCE OF SHARES FOR DEBT UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

PREFERRED SHARES, SERIES 1

The Board of Directors of the Corporation have authorized the creation of a series of preferred shares. It is proposed that the Corporation will enter into agreements to issue up to 10,000,000 Preferred Shares, Series 1. Pursuant to the Articles of Incorporation of the Corporation, the authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series; the rights, privileges and restrictions attaching to each series of preferred shares to be determined by the Board of Directors. The Board of Directors has determined that it is in the best interest of the Corporation to provide for the issuance of up to 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1.

A copy of the proposed resolution is attached to this information circular as Schedule "E". The resolution requires the approval of a majority of votes present at the Meeting. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE RATIFICATION OF THE CREATION AND ISSUANCE OF THE PREFERRED SHARES, SERIES 1 UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

CHANGE OF NAME

It is proposed that the name of the Corporation be changed to "Ungava Resources Inc.". If "Ungava Resources Inc." is unacceptable to the regulatory authorities, management of the Corporation will attempt to find a name which is acceptable to the regulatory authorities and which the directors of the Corporation determine in their sole discretion best identifies the Corporation's activities.

A copy of the proposed special resolution is attached to this information circular as Schedule "F". In order to pass the special resolution amending the articles of the Corporation, at least two-thirds of the votes cast by holders of common shares, present in person or by proxy, must be voted in favour of the special resolution. If this special resolution is duly passed at the Meeting, the directors intend to file Articles of Amendment giving effect to the change of name with Industry Canada. The resolution permits the directors to revoke the resolution in whole or in part without further approval by the shareholders at any time prior to effecting the name change by filing Articles of Amendment, if in their discretion it is deemed desirable to do so.

If the special resolution amending the Articles does not receive the requisite approval, the Articles will remain unchanged. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ABOVE AMENDMENT TO THE ARTICLES OF INCORPORATION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

CONSOLIDATION OF COMMON SHARES

Shareholders will be asked to consider and if deemed advisable, approve and confirm with or without variance, a Special Resolution, the text of which is set forth in Schedule "G" hereto, to authorize the company to amend its Articles of Incorporation by consolidating the common shares of the Company on a minimum one-for-five basis up to a maximum one-for-ten basis, as the directors in their discretion may determine (the "Stock Consolidation").

Effect of Consolidation

The Stock Consolidation Resolution, attached as Schedule "G" hereto, if passed by the Shareholders and implemented by the Board of Directors by the filing of Articles of Amendment, will result in ten presently held common shares of the Corporation being consolidated into a minimum of one new common share up to a maximum of two new common shares, as determined by the Board, in its discretion.

Purpose of Stock Consolidation and Board of Directors' Recommendation

The board of directors has concluded that it is in the best interest of the Corporation and its shareholders to consolidate the issued and outstanding common shares for the purpose of enhancing the marketability of the Corporation's shares. The directors of the Corporation wish to provide for flexibility to implement the Stock Consolidation to enhance the marketability of the common shares and to facilitate future corporate finance activities. Accordingly, the Board of Directors recommends that Shareholders vote in favour of the Stock Consolidation Resolution. The Stock Consolidation Resolution is a special resolution. As such, the affirmative vote of not less than two-thirds of the votes cast at the Meeting is required in order for it to be considered approved by the Shareholders.

No Right of Dissent

Shareholders voting against the Stock Consolidation Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their common shares if the Stock Consolidation Resolution is approved by Shareholders and implemented by the Corporation.

Implementation of the Stock Consolidation

The Stock Consolidation Resolution, if approved, will authorize the Board of Directors, in its sole discretion, to implement a consolidation within the range provided, but in no case shall the Stock Consolidation be implemented after the date which is the earlier of 12 months from the passing of the special resolution and the next annual meeting of Shareholders of the Corporation.

Notwithstanding that the Stock Consolidation Resolution has been duly passed by the Shareholders of the Corporation, the Board of Directors may, in its discretion, decide not to implement the Stock Consolidation and therefore not to file the Articles of Amendment. The implementation of the Stock Consolidation may also be subject to the prior approval of the applicable corporate and regulatory authorities.

Upon a decision being made by the Board of Directors to file the Articles of Amendment and implement the Stock Consolidation, a record date for the Stock Consolidation (the "Stock Consolidation Record Date") will be set by the

Board of Directors and specified in the Certificate of Amendment, amending the Articles. The Board of Directors of the Corporation may, in their discretion, accelerate or delay such Stock Consolidation Record Date to an earlier or later date.

Fractional shares will not be issued and where a fraction results from the consolidation of the issued and outstanding common shares, the higher number of shares will be issued.

The consolidation of the common shares will not affect the aggregate adjusted cost base to a holder of all his common shares for purposes of Canadian federal income tax. However, the adjusted cost base per share will be increased by a factor between five and ten depending upon the level of the Stock Consolidation. There will not be any other tax consequences to Canadian resident holders of common shares for purposes of the *Income Tax Act (Canada).*

Issue of New Share Certificates

Upon filing of Articles of Amendment of the Corporation, the currently outstanding common shares of the Corporation will be consolidated into new common shares. To obtain a new share certificate evidencing common shares after the amendment is effective, holders of common shares must tender their certificates evidencing shares held by them. For this purpose, following the approval and filing of Articles of Amendment, shareholders will receive a letter of transmittal which they will be required to complete and return to the Corporation in order to obtain a new share certificate.

If the special resolution amending the Articles of Incorporation does not receive the requisite approval, the Articles of Incorporation will remain unchanged and there will be no consolidation. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE CONSOLIDATON OF THE COMMON SHARES UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

CONTINUANCE UNDER THE LAWS OF BERMUDA

The Corporation presently is incorporated under the *Canada Business Corporations Act.* It is proposed to continue the Corporation under the laws of the Bermuda.

Reasons for the Continuance

Management believes that redomiciling as a Bermuda company will allow the Corporation to realize a variety of potential business, financial and strategic benefits. In particular the board of directors is recommending the continuance because it believes that the reorganization should:

- result in a more favourable corporate structure for expansion of the Corporation's business
- reduce the Corporation's effective tax rate
- more effectively implement the Corporation's business strategy
- expand the Corporation's investor base as the common shares become more attractive to non-Canadian investors

The directors are of the view that the continuance will not deprive a shareholder of any right or privilege that he currently holds as a shareholder.

Shareholders of the Corporation have the right to dissent with respect to the continuance. See "Rights of Dissent of Dissenting Shareholders".

A copy of the proposed special resolution is attached to this information circular as Schedule "H". The board of directors recommends that shareholders vote FOR approval of this special resolution. In order to pass the special resolution authorizing the continuance of the Corporation under the laws of Bermuda, at least two-thirds of the votes cast by

holders of common shares, present in person or by proxy, must be voted in favour of the special resolution. The resolution permits the directors to terminate the application for continuance without further approval by the shareholders at any time prior to effecting the continuance, if in their discretion it is deemed desirable to do so.

If the special resolution authorizing the continuance of the Corporation under the laws of Bermuda does not receive the requisite approval, the Corporation will remain a Canada corporation. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE CONTINUANCE OF THE CORPORATION UNDER THE LAWS OF BERMUDA UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

RIGHTS OF DISSENT OF DISSENTING SHAREHOLDERS

Section 190 of the *Canada Business Corporations Act* (the "Act") provides, in effect, that a shareholder may dissent if the Corporation resolves to be continued under section 188 of the Act (the "Continuance"). Accordingly, shareholders of the Corporation will have a right to dissent with respect to the special resolution to approve the Continuance. A shareholder of the Corporation wishing to exercise such a right (a "Dissenting Right"), must send to the Corporation before the Meeting, a written objection (a "Notice of Dissent") to the Continuance. In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the dissent procedures of Section 190 of the Act is entitled, when the action approved by the resolution from which he dissents becomes effective, to be paid by the Corporation the fair value of the shares of the Corporation held by him or in respect of which he dissented, determined as of the close of business on the day before the Continuance is adopted by the Corporation.

A Dissenting Shareholder may only claim under Section 190 of the Act with respect to all of the shares held by him on behalf of one beneficial owner and registered in his name. The act of sending a Notice of Dissent does not deprive a Dissenting Shareholder of his right to vote on the Continuance and a vote against the Continuance does not constitute a Notice of Dissent, whether or not such vote is exercised by proxy.

Within 10 days after the shareholders approve the Continuance, the Corporation is required to notify each Dissenting Shareholder of the Corporation in writing, who has filed a Notice of Dissent, that the Continuance has been so adopted. A shareholder who voted in favour of the resolution notwithstanding that he may have filed a Notice of Dissent, or who has withdrawn his objection is not entitled to receive such notice from the Corporation. Within 20 days after he has received a notice that the resolution has been so adopted or if he does not receive such notice within 20 days after he learns that the Continuance has been so adopted, the Dissenting Shareholder must send to the Corporation a written notice (the "Demand for Payment") containing his name and address, the number of shares in respect of which he dissents, and a demand for payment of the fair value of his shares of the Corporation then held by him. Within 30 days after he has filed the Demand for Payment, the Dissenting Shareholder is required to send the certificates representing the shares registered in his name in respect of which he dissents to the Corporation. A Dissenting Shareholder who fails to make a Demand for Payment or who fails to send his share certificate(s) to the Corporation does not have the right to make a claim pursuant to Section 190 of the Act. The Corporation or its transfer agent will endorse on any share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder. After sending the Demand for Payment, a Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares of the Corporation held by him, unless the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes an offer to pay (the "Offer to Pay") or the Corporation fails to make an Offer to Pay and the Dissenting Shareholder withdraws his or her demand for payment, in which case his rights as a shareholder will be reinstated as of the date the Demand for Payment was sent.

Not later than seven days after the later of the day on which the Continuance is adopted as aforesaid or the day the Corporation receives a Demand for Payment, the Corporation is required to send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in an amount considered by the directors of the Corporation to be the fair value thereof accompanied by a statement showing how the fair value was determined or, if applicable, a notification that the Corporation is unable lawfully to pay the Dissenting Shareholder for his

shares. Every Offer to Pay for shares held by Dissenting Shareholders must be on the same terms. Any Offer to Pay which is accepted by a Dissenting Shareholder is to be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days of the making of the Offer to Pay.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the Continuance is adopted or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to apply to a court as aforesaid, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or such further period as the Court may allow. Any such application is to be made to a court of competent jurisdiction (the "Court"), being the Court which has jurisdiction under the Act. A Dissenting Shareholder is not required to give security for costs in any application to a Court, and all Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties and be bound by the decision of the Court. Before making any application to the Court or within seven days of receiving notice of an application to the Court or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, the Corporation shall notify each affected Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay, of the date, place and consequences of the application and the right of a Dissenting Shareholder to appear and be heard in person or by counsel.

The Court is required to fix a fair value for the shares of all dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Continuance is adopted until the date of payment of the amount ordered by the Court. The final order of the Court will be rendered against the Corporation in favour of each Dissenting Shareholder who is joined as a party to the application and whose shares have not been purchased by the Corporation. Where the Corporation is unable to lawfully pay Dissenting Shareholders for their shares pursuant to the Court order, the Corporation must notify the Dissenting Shareholders within 10 days after the pronouncement of the Court order. A Dissenting Shareholder then may, within 30 days after receiving such notice, either withdraw the Notice of Dissent and be reinstated as a shareholder with full rights or retain a status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully able to do so.

A Dissenting Shareholder who fails to send a Notice of Dissent to the Corporation prior to the Meeting called to consider the Continuance does not have the right to make a claim pursuant to Section 190 of the Act. The costs of any application to a Court by the Corporation or a Dissenting Shareholder are in the discretion of the Court.

The above is only a summary of the provisions of Section 190 of the Act, which provisions are technical and complex. Any shareholder of the Corporation who wishes to exercise his right to dissent and who fails to comply strictly with the provisions of the Act may prejudice his right of dissent. The complete text of Section 190 of the Act is attached as Schedule "I" to this circular.

BY-LAW NO. 1

On April 4, 2002, the Board of Directors enacted a new By-Law No. 1, being a by-law relating generally to the transaction of the business and affairs of the Corporation. A copy of By-Law No. 1 is attached hereto as Schedule "J". This new by-law replaces General By-Law No. 1A of the Corporation which was repealed concurrently with the enactment of By-Law No. 1. It accounts for various revisions to the *Canada Business Corporations Act* and specifically makes provisions for shareholders participating in meetings by electronic means.

The Corporation is currently governed by the *Canada Business Corporations Act* ("CBCA"). The CBCA was amended in November, 2001. To reflect applicable CBCA amendments and address various "housekeeping" matters, the Corporation is proposing to adopt new by-laws relating to the transaction of the business and affairs of the Corporation.

Following is a summary of the material changes proposed for By-Law No. 1 of the Corporation.

CBCA Amendments

The substantive changes to the Corporation's by-laws being proposed as a result of the legislative amendments to the CBCA are as follows:

1. **Qualification of Directors**

Previously, a majority of the board of directors or of any committee of the board of directors of a CBCA corporation had to be "resident Canadians" as defined under the CBCA and no business could be transacted at a board meeting unless a majority of the directors present were resident Canadians. The CBCA amendments now provide that (subject to certain exceptions which do not apply to the Corporation) only 25% of the directors need be resident Canadians. Also pursuant to the CBCA amendments, committees of a corporation's board are no longer required to have *any* resident Canadian directors as members. As well, the CBCA now allows for the transaction of business at a directors meeting where at least 25% of the directors present are resident Canadians versus a majority previously.

These amendments to the CBCA are reflected in changes to Section 4.02 — "Qualification" and Section 4.08 — "Canadian Directors Present at Meetings".

2. **Electronic Communications**

Previously, the CBCA only permitted corporations to communicate electronically with government bodies, only permitting paper-based communications with shareholders. The recent amendments to the CBCA now allow corporations to employ new and emerging technologies to communicate with shareholders and to permit shareholders to participate in a shareholders' meeting, including allowing for voting, utilizing more extensive electronic means. These amendments were intended to lower compliance costs to corporations and to allow shareholders greater ease in communicating with, and participating in the activities of corporations.

Pursuant to the amendments, paper-based communications will not be eliminated. Rather, the amendments will allow communications between the Corporation and its shareholders to be conducted electronically if the shareholder consents to such method of communication in the manner provided under the CBCA. Shareholders will have the option of insisting on paper-based communications. Similarly, shareholders will not be able to force the Corporation to send information electronically if the Corporation wishes to continue utilizing paper-based communications.

These amendments to the CBCA are reflected in changes to Section 4.08 — "Canadian Directors Present at Meetings", Section 4.09 — "Meeting by Telephone and Other Means", Section 10.03 — "Participation in Meetings by Electronic Means", Section 10.04 — "Meetings held by Electronic Means", Section 10.18 — "Show of Hands", Section 10.19 — "Ballots", Section 11.01 — "Method of Giving Notices" and Section 12 dealing with electronic documents generally.

3. **Action by the Board**

Previously, the CBCA stated that "directors shall manage the business and affairs of a corporation". This section of the CBCA has now been amended to more accurately reflect that directors shall manage "or supervise the management of" the business and affairs of a corporation.

This amendment to the CBCA is reflected in the changes to Section 4.07 — "Action By the Board".

4. **Director's Liability**

The CBCA amendments now reflect numerous provincial corporate statutes that recognize that if all directors of a corporation resign, or have been removed from office, a person who actually manages or supervises the management of the

business and affairs of the corporation in the absence of directors shall be *deemed* for the purposes of the CBCA to be a director. This provision does not apply to officers who act under the control of a shareholder or another person, a professional who participates in the management of the corporation for the purpose of providing professional advice or a trustee or receiver acting in that capacity. These amendments to the CBCA, while not reflected in the proposed amendments to the by-laws, will nonetheless apply to the Corporation.

5. **Due Diligence Defence**

The CBCA previously provided a "good faith reliance" defence for directors, which protected such directors if they relied in good faith on financial statements or reports supplied by lawyers, accountants, engineers, appraisers or other professionals. Under the recent CBCA amendments the "good faith reliance" defence has been replaced with a "due diligence defence" which recognizes more clearly that a director's actions and precautionary steps taken will vary depending on the circumstances of each case. The defence provides that a director will not be liable if he exercises the degree of care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances. This allows greater flexibility for directors to take appropriate decisions and to assume risks with the confidence that they may rely on a due diligence defence at all times. These amendments also bring the CBCA in line with existing provincial legislation.

This amendment to the CBCA is reflected in changes to Section 7.01 of By-law No. 1 — "Limitation of Liability".

6. **Indemnity of Directors, Officers and Other Individuals**

The amendments to the CBCA significantly expand the range of costs for which a corporation can indemnify directors and officers, the options for reimbursement and the scope of matters for which indemnification may be sought. For example, "individuals acting in a similar capacity" as directors and officers may now claim indemnity and costs pursuant to investigative proceedings may now be claimed. A corporation is also now permitted to advance moneys to directors, officers or other individuals in respect of proceedings for which an indemnity will eventually be claimed, recognizing the significant up front costs of such actions. Should the individual to whom moneys were advanced be found not to have met the standard of conduct for indemnity set out under the CBCA the moneys advanced are required to be repaid.

These amendments to the CBCA are reflected in changes Section 7.02 of By-law No. 1 — "Indemnity" and the addition of Section 7.04 — "Advance of Costs".

7. **Conflicts of Interest**

The CBCA amendments have expanded the requirement for directors, officers and individuals acting in a similar capacity, to declare conflicts of interest in any material contract or material transaction with a corporation, whether made or proposed. The CBCA amendments have further expanded the requirements in respect of the timing for disclosure of such conflicts. Shareholders may also now have access to the portions of any minutes of meetings that contain disclosures in respect of conflicts of interest.

These amendments to the CBCA are reflected in changes to Section 4.19 of By-law No.1 — "Conflicts of Interest".

"Housekeeping" Amendments

Numerous less substantive amendments are proposed to By-law No. 1 to allow for greater efficiency in the day to day business of the Corporation, to incorporate current corporate practices standard in Canada and to ensure that the by-law is flexible enough to respond to continuously evolving corporate practices.

Throughout By-Law No. 1, minor amendments have been made in order to clarify definitions or references to the CBCA and the regulations thereunder as well as to indicate the existence of other applicable legislation and regulation that governs the Corporation's activities.

The by-law will cease to be effective unless it is confirmed by resolution passed by a simple majority of 50% plus one of the votes cast by the shareholders who voted in respect of the resolution at the Meeting. The text of the resolution to confirm the enactment of a new By-Law No. 1 and the repeal of the General By-Law No. 1A is set forth in Schedule "K".

Management and the Board of Directors of the Corporation recommend that shareholders **VOTE IN FAVOUR OF** confirmation, without amendment, of By-Law No. 1 of the Corporation and the repeal of General By-Law No. 1A.

RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS

In order to pass the resolution ratifying, confirming and approving all prior acts of the directors and officers of the Corporation, at least a majority of the votes cast at the meeting must be voted in favour of the resolution. A copy of the proposed resolution is attached hereto as Schedule "L". The board of directors recommends that shareholders vote FOR approval of this resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ORDINARY RESOLUTION RATIFYING, CONFIRMING AND APPROVING THE ACTS OF THE DIRECTORS AND OFFICERS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

MISCELLANEOUS

The management of the Corporation knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING FOR ACTION, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

Non-registered shareholders that wish to be placed on the Corporation's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to Equity Transfer Services Inc.

* * * * *

APPROVAL AND CERTIFICATE

The contents of this Circular have been approved and the sending, communication or delivery thereof to the shareholders, directors and auditors has been authorized by the board of directors of Ungava Minerals Corp.

DATED at Toronto, Ontario the 10th day of April, 2002.

(Signed) GLEN ERIKSON
President

THIS IS SCHEDULE "A" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

APPROVAL OF SHAREHOLDER RIGHTS PLAN

BE AND IT IS HEREBY RESOLVED THAT:

1. the shareholder rights plan agreement among the Corporation and Equity Transfer Services Inc., dated April 10, 2002 (the "**Shareholder Rights Plan**"), in the form of the Shareholder Rights Plan presented to this meeting and attached as Schedule "B" to the Management Information Circular of the Corporation dated April 10, 2002, be and is hereby adopted, ratified and approved; and

2. any director of the Corporation be and is hereby authorised and directed for and on behalf and in the name of the Corporation, to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such applications, certificates, undertakings, documents and writings, and to do all such other acts and things, as such person may in his or her sole discretion consider necessary or desirable for the purpose of giving effect to the foregoing resolution and the documents or agreements referred to therein, the authority for the execution of such writings and the doing of such things to be conclusively evidenced thereby.

THIS IS SCHEDULE "B" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

UNGAVA MINERALS CORP.

and

EQUITY TRANSFER SERVICES INC.

As Rights Agent

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated April 10, 2002

MEMORANDUM OF AGREEMENT made as of the 10th day of April, 2002.

BETWEEN:

UNGAVA MINERALS CORP., a corporation incorporated under the laws of Ontario,

(herein after called the "Corporation")

OF THE FIRST PART;

-and –

EQUITY TRANSFER SERVICES INC., a corporation incorporated under the laws of Ontario, as rights agent,

(herein after called the "Rights Agent")

OF THE SECOND PART;

WHEREAS in order to maximize shareholder value the Board of Directors of the Corporation has determined that it is advisable for the Corporation to adopt a shareholder rights plan (the "Rights Plan");

AND WHEREAS in order to implement the Rights Plan the Board of Directors of the Corporation has:

I. authorized the issuance, effective 5:00 p.m. (Toronto time) on the date (the "Effective Date") of the meeting of shareholders of the Corporation at which shareholders of the Corporation approve this Agreement by Ordinary Resolution (as hereinafter defined), of one right (a "Right") in respect of each Common Share (as hereinafter defined) outstanding at 5:00 p.m. (Toronto time) on the Effective Date (the "Record Time"); and

II. authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1 – INTERPRETATION

1.1 Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term Acquiring Person shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:

(A) an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares then outstanding (a "Voting Share Reduction");

(B) an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a "Permitted Bid Acquisition");

(C) an acquisition of Voting Shares in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of subsection 6.1(b) or 6.1(c) (an "Exempt Acquisition");

(D) a Pro Rata Acquisition;

(E) an acquisition of Voting Shares pursuant to a private placement ("Private Placement") of securities of the Corporation, provided that such Private Placement has received the approval of the Board of Directors and all applicable securities regulatory authorities, provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional outstanding Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an Acquiring Person; or

(F) an acquisition of Voting Shares pursuant to a shares for debt agreement ("Shares for Debt") of securities of the Corporation, provided that such Private Placement has received the approval of the Board of Directors and all applicable securities regulatory authorities, provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, a Private Placement or a Shares For Debt and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional outstanding Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an Acquiring Person;

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(e)(ix) solely because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, "Disqualification Date" means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid;

(iv) an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a *bona fide* distribution to the public of securities of the Corporation; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement);

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "Agreement" means this shareholder rights plan agreement dated as of April 10, 2000 between the Corporation and the Rights Agent as the same may be amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) "Associate", where used to indicate a relationship with a specified Person, means:

(i) any body corporate of which the Person beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the body corporate for the time being outstanding;

(ii) any partner of that Person;

(iii) any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity;

(iv) any Person of the same or opposite sex who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; and

(v) any relative of a person mentioned in clause 1.1(d)(iv) who has the same home as that Person;

(e) a Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates, is the owner at law or in equity;

(ii) any securities which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exerciseable immediately or within a period of 75 days thereafter or upon the occurrence of a contingency or otherwise) pursuant to any agreement, arrangement, pledge, hypothec or understanding whether or not in writing (other than customary agreements with and between underwriters and banking group or selling group members with respect to a public offering of securities and other than *bona fide* pledges or hypothecs of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option, or otherwise; and

(iii) any securities which are Beneficially Owned within the meaning of the foregoing provisions of this subsection 1.1(e) by any other Person with which such Person is acting jointly or in concert; provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security where:

(iv) such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any Person acting jointly or in concert with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

(vi) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has or shares the right to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation;

(vii) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation;

(viii) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or a matter to come before a meeting of shareholders, including the election of directors;

(ix) such Person holds or exercises voting power over such security, provided that:

(A) the ordinary business of such Person (an "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client");

(B) such Person (a "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons ("Estate Accounts") or in relation to other accounts ("Other Accounts") and holds such voting power over such

security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts;

(C) such Person (an "Administrator") is the administrator or the trustee of one or more pension funds or plans registered under applicable laws; or

(D) such Person (a "Statutory Body") is established by statute for purposes that include, and the ordinary business or activity of such Statutory Body includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or for or on behalf of other public bodies or authorities; provided that the Investment Manager, Trust Company, Statutory Body or Administrator, as the case may be, is not then making or has not announced a current intention to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(x) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person is:

(A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting power over such security;

(B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting power over such security;

(C) a pension plan or fund registered under applicable laws which has the same Administrator as another such pension plan or fund on whose account the Administrator holds or exercises voting power over such security;

(xi) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person Beneficially Owns such security, provided that the Person is a pension fund or plan established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and, in any such case, such Person holds such securities for the purposes of its activities as such a Person, and further provided that such Person:

(A) does not Beneficially Own more than 20% of the Voting Shares; and

(B) is not then making a Take-over Bid or has not then announced a current intention to make a Take-over Bid, alone or acting jointly or in concert with another Person; or

(xii) such Person is:

(A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) an account of a Trust Company and such security is owned at law or in equity by the Trust Company;

(C) a pension fund or plan and such security is owned at law or in equity by the Administrator thereof; or

(D) the holder of securities by reason of carrying on the business of or acting as a nominee or securities depository;

(e) "Board of Directors" shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation;

(f) "*Business Corporations Act*" shall mean the *Canada Business Corporations Act* R.S.C. 1985, c. C-44, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

(g) "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Toronto are authorized or obligated by law to close;

(h) "close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(i) "Common Share" shall mean a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed;

(j) "common shares", when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share (or similar interest) voting power entitled to vote generally in the election of all directors of such other Person;

(k) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause 1.1(ac)(ii) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of:

(A) the 60th day after the date on which the Permitted Bid which preceded the Competing Permitted Bid was made; and

(B) 21 days after the date of the Competing Permitted Bid; and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders, including those held by the Acquiring Person, shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

(l) "controlled": a Person shall be deemed to be "controlled" by another Person or two or more Persons if:

(i) securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election

of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such corporation or other Person; and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(m) "Disqualification Date" shall have the meaning ascribed thereto in clause 1.1(a)(iii);

(n) "dividends paid in the ordinary course" shall mean cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii) 300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year;

(o) "Effective Date" means the date of the meeting of shareholders of the Corporation at which shareholders of the Corporation approve this Agreement by Ordinary Resolution;

(p) "Election to Exercise" shall have the meaning ascribed thereto in clause 3.1(d)(ii);

(q) "Exempt Acquisition" shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(C);

(r) "Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be an amount equal to one half of the Market Price for the Common Shares of the Corporation at the time the Right is exercised;

(s) "Expiration Time" shall mean the earlier of:

(i) the Termination Time; and

(ii) the close of the first annual meeting of shareholders of the Corporation following the second anniversary of the Effective Date and every second annual meeting thereafter subject to renewal of this Agreement in accordance with subsection 6.2(b);

(t) "Flip-in Event" shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(u) "Grandfathered Person" shall have the meaning ascribed thereto in clause 1.1(a)(v);

(v) "Independent Shareholders" shall mean holders of Voting Shares other than Voting Shares Beneficially Owned by:

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Associate or Affiliate of such Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(w) "Lock-up Agreement" means an agreement (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) on the date on which the Lock-up Bid (as defined below) is publicly announced) between the Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), where the agreement:

(i) provides that any agreement to deposit or tender Voting Shares to, or to not withdraw Voting Shares from, the Lock-up Bid is terminable at the option of the holder if:

(A) another Take-over Bid is made for Voting Shares prior to Voting Shares being taken up and paid for under the Lock-up Bid at a price or value for each Voting Share that is at least 5% higher than the price or value contained in or proposed to be contained in the Lock-up Bid, or

(B) another Take-over Bid is made prior to Voting Shares being taken up and paid for under the Lock-up Bid for a number of Voting Shares at least 5% greater than the number of Voting Shares that the Offeror offered to purchase under the Lock-up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(ii) does not provide for any "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person in the event that the Lock-up Bid is not successfully concluded.

(x) "Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be

appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(ii) if for any reason neither of such prices is available on such day or the securities are not listed and posted for trading on any stock exchange in Canada, the last closing board lot sale price, or, if such price is not available, the average of the closing bid and asked prices, for each such security as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported to The Canadian Unlisted Board. or such other comparable system then in use; or

(iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter market and the price referred to in clause 1.1(y)(iv) above is not available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities;

(y) "Nominee" shall have the meaning ascribed thereto in subsection 3.1(c);

(z) "Offer to Acquire" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell; and

(ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person who made the offer to sell;

(aa) "Offeror" shall mean a Person who has announced a current intention to make or who is making a Take-over Bid;

(bb) "Ordinary Resolution" shall have the meaning ascribed thereto in the *Business Corporations Act*;

(cc) "Permitted Bid" means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders, including those held by the Acquiring Person, shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time specified in (ii) above and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(dd) "Permitted Bid Acquisition" shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

(ee) "Person" shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(ff) "Pro Rata Acquisition" shall mean:

(i) the acquisition of Voting Shares as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares;

(ii) the acquisition of Voting Shares pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares;

(iii) the receipt or exercise of rights issued by the Corporation to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Corporation and not from any other Person; or

(iv) the acquisition of Voting Shares pursuant to a distribution by the Corporation of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible securities) made pursuant to a prospectus or by way of private placement by the Corporation;

(gg) "Record Time" shall mean 5:00 p.m. (Toronto time) on the Effective Date;

(hh) "Right" shall have the meaning ascribed thereto in the recitals hereto;

(ii) "Rights Agent" shall mean Equity Transfer Services Inc. or its successors or permitted assigns;

(jj) "Rights Certificates" shall mean the certificates representing the Rights after the Separation Time, which shall be in substantially the form attached hereto as Exhibit A;

(kk) "Rights Register" and "Rights Registrar" shall have the respective meanings ascribed thereto in subsection 2.3(a);

(ll) *"Securities Act (Ontario)"* shall mean the *Securities Act,* R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any successor laws or regulations thereto;

(mm) "Separation Time" shall mean, subject to subsection 6.1(d), the close of business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date; and

(ii) the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in this clause 1.1(am)(ii) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this subsection 1.1(am), never to have been made;

(nn) "Stock Acquisition Date" shall mean the date of the first public announcement of facts indicating that a Person has become an Acquiring Person;

(oo) "Subsidiary" of a Person shall have the meaning ascribed thereto in the *Business Corporations Act*;

(pp) "Take-over Bid" shall mean an Offer to Acquire Voting Shares or other securities of the Corporation if, assuming that the Voting Shares or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the Voting Shares then outstanding;

(qq) "Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to subsection 6.1(g);

(rr) "Trading Day", when used with respect to any securities, shall mean a day on which the Canadian securities exchange on which such securities are listed or admitted to trading and on which the greatest volume of transactions in such securities has occurred in the previous month, is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(ss) "Voting Share" shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors, generally; and

(tt) "Warrants" means any warrants to purchase Common Shares which may be outstanding from time to time .

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4 References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a) For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b) The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner *mutatis mutandis*.

1.6 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than customary agreements between underwriters and banking group members with respect to a public distribution of securities of the Corporation).

ARTICLE 2 - THE RIGHTS

2.1 Legend on Certificates

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF THE 10TH DAY OF APRIL, 2002 (THE "RIGHTS AGREEMENT"), BETWEEN UNGAVA MINERALS CORP. (THE "CORPORATION") AND EQUITY TRANSFER SERVICES INC., AS RIGHTS AGENT, THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE REGISTERED OFFICE OF THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE "BENEFICIALLY OWNED" BY AN "ACQUIRING PERSON", AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

Certificates representing Common Shares that are issued and outstanding at or after the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any one officer or director of the Corporation. The signature of any officer or director of the Corporation on the Rights Certificates may be manual or facsimile and such signature shall bind the Corporation notwithstanding that such officer or director shall have ceased to be an officer or director (as the case may be) of the Corporation prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign manually or by facsimile signature in a manner satisfactory to the Corporation and mail such Rights Certificates and statement to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.3(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in a form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be

entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5 Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.6 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.7 Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 6.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or

amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its respective obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining the performance of such obligations.

2.8 Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of any Common Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - EXERCISE OF THE RIGHTS

3.1 Initial Exercise Price, Exercise of Rights, Detachment of Rights

(a) From and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share of the Corporation at a price equal to one half of the Market Price for the Common Shares of the Corporation at the time the Right is exercised.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of the Common Shares. Promptly following the Separation Time, the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, or in the case of Warrants exercised for Common Shares after the Separation Time and prior to the close of business on the eighth Trading Day following the Stock Acquisition Date, promptly after such exercise (other than an Acquiring Person and other than, in respect of any Rights

Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a "Nominee")) at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A) a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B) a disclosure statement describing the Rights; provided that a Nominee shall be sent the materials provided for in clauses (A) and (B) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the City of Toronto or any other office of the Rights Agent designated for that purpose from time to time by the Corporation with the approval of the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) a certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b) and payment as set forth in subsection 3.1(d), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver such cash referred to in clause 3.1(e)(ii) above to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the *Business Corporations Act* and the *Securities Act (Ontario)* and the securities acts or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

3.2 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, change or issuance, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination, change or issuance.

(b) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within forty-five (45) calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and (ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price in respect of the Rights shall be re-adjusted to the Exercise Price which would then be in effect if such record date had not been fixed.

(c) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in subsection 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and (ii) the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(e) Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(e), any adjustment required by this section 3.2 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.

(f) If as a result of an adjustment made pursuant to section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Corporation shall have exercised its election as provided in subsection 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 3.2(b) and 3.2(d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right

to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i) multiplying:

(A) the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii) dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(i) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(i), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k) In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however,

that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l) Notwithstanding anything in this section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock dividends; or (iv) issuance of rights, options of warrants referred to in this section 3.2, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(m) The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by section 6.1 or 6.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(n) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this section 3.2, the Corporation shall promptly:

(i) file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii) cause notice of the particulars of such adjustment of change to be given to the holders of the Rights. Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Share represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Corporation are open.

ARTICLE 4 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

4.1 Flip-in Event

(a) Subject to subsection 4.1(b) and section 6.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a

manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or (ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 4.1(b)(i) shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 4.1(b), shall be deemed to be an Acquiring Person for the purposes of this subsection 4.1(b) and such Rights shall become null and void.

(c) Any Rights Certificates that represent Rights Beneficially Owned by a Person described in either clause 4.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN "**ACQUIRING PERSON**" OR A PERSON WHOSE SECURITIES ARE DEEMED TO BE "**BENEFICIALLY OWNED**" BY AN ACQUIRING PERSON. THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY SHALL BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SUBSECTION 4.1(B) OF THE RIGHTS AGREEMENT.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

(d) In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.

(e) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the *Business Corporations Act*, the *Securities Act* (Ontario) or comparable legislation of any other applicable

jurisdiction in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

ARTICLE 5 - THE RIGHTS AGENT

5.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees of any expert or counsel retained by the Rights Agent upon prior notification to the Corporation). The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents, for, and to hold it harmless against, any loss, liability, cost, claim, action, damage or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the removal or resignation of the Rights Agent or the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time, upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers and directors of the Corporation.

5.2 Merger or Amalgamation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 5.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been

countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Rights Agent may also, with the prior written approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement at the Corporation's expense and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a director or senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or willful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate

contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.8. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights or the retiring Right's Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to act as Rights Agent hereunder. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder upon payment of its outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent under this Agreement and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice

provided for in this section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 6 – MISCELLANEOUS

6.1 Redemption and Waiver

(a) Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, the Board of Directors may, with the prior consent of the holders of Voting Shares or the holders of Rights given in accordance with subsection 6.1(i) or 6.1(j), as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived by the Board of Directors pursuant to this section 6.1, upon written notice to the Rights Agent, provided that the Board of Directors may waive the said application, with the prior consent of the holders of Voting Shares or the holders of Rights given if subsection 6.1(i) or 6.1(j), apply to the Flip-in Event which would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by way of Take-over Bid circular to all holders of Voting Shares and otherwise than in the circumstances set forth in subsection 6.1(d).

(c) Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, upon written notice to the Rights Agent, the Board of Directors may determine to waive the application of section 4.1 to any Flip-in Event which would result from a Take-over Bid made by way of Take-over Bid circular to all holders of Voting Shares; provided that if, the Board of Directors waives the application of section 4.1 to such Flip-in Event pursuant to this subsection 6.1(c), the Board of Directors shall be deemed to have waived the application of section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by way of Take-over Bid circular to all holders of voting shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 6.1(c).

(d) Notwithstanding the provisions of subsections 6.1(b) and 6.1(c) hereof, the Board of Directors may waive the application of section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:

    (i) the Board of Directors has determined that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

    (ii) such Person has reduced its Beneficial Ownership of Voting Shares such that, at the time of the granting of a waiver pursuant to this subsection 6.1(d), such Person is no longer an Acquiring Person, and, in the event of any such waiver, for the purposes of this Agreement, neither such Flip-in Event nor the Separation Time shall be deemed to have occurred.

(e) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or is deemed to have waived pursuant to subsection 6.1(c), the application of section 4.1, takes up and pays for Voting Shares pursuant

to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(g) If the Rights are redeemed in accordance with this section 6.1, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h) Within 10 days after the election or deemed election to redeem the Rights in accordance with this section 6.1, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent, or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 6.1 or in section 6.4, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(i) If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of such holders duly called and held in compliance with applicable laws and with the by-laws of the Corporation.

(j) If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time on or after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders duly called and held. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote and the procedures for the calling, holding and conduct of a meeting of holders of Rights shall be those as nearly as may be possible, which are provided in the Corporation's by-laws and the *Business Corporations Act* with respect to meetings of shareholders of the Corporation.

(k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the

(l) application of section 4.1 made by the Board of Directors under this section 6.1.

6.2 Expiration and Renewal

(a) No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 5.1;

(b) Notwithstanding subparagraph (a) of this section 6.2, this Agreement may be renewed for such further

term and, subject to necessary regulatory approvals. Amendments to the terms of this Agreement as may be approved by the Board of Directors shall be submitted to the shareholders of the Corporation for ratification at the first annual meeting of shareholders of the Corporation following the approval by the Board of Directors. The amendments shall be valid and effective from the date of approval by the Board of Directors and shall remain valid and effective if approved at the said shareholders' meeting.

6.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 3.1(e).

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such right is of one whole Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 3.1(e).

6.5 Supplements and Amendments

(a) The Corporation may at any time, without the consent of the holders of Common Shares or Rights, supplement or amend this Agreement to correct any clerical or typographical error or to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder.

(b) Subject to subsection 6.5(a) and necessary regulatory approvals, the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time, supplement, amend or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if authorized by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of such holders duly called and held in compliance with applicable laws and with the by-laws of the Corporation.

(c) Subject to subsection 6.5(a) and necessary regulatory approvals, the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend or

rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if authorized by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of the holders of Rights duly called and held. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote and the procedures for the calling, holding and conduct of a meeting of holders of Rights shall be those as nearly as may be possible, which are provided in the Corporation's by-laws and the *Business Corporations Act* with respect to meetings of shareholders of the Corporation.

(d) No supplement or amendment shall be made to the provisions of Article 5 pursuant to this section 6.5 except with the written concurrence of the Rights Agent to such supplement or amendment.

(e) Any amendments made by the Corporation to this Agreement pursuant to subsection 6.5(a) which are required to maintain the validity of this agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders, and the shareholders may, by the majority referred to in subsection 6.5(b), confirm or reject such amendment; and

(ii) if made on or after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Corporation, and the holders of Rights may, by resolution passed by the majority referred to in subsection 6.5(c), confirm or reject such amendment. Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting it, until confirmed or rejected or until it ceases to be effective and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted, or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

6.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7 Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-In Event; or

(b) to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.

6.8 Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, telecopied or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Ungava Minerals Corp.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

Attention: President
Fax: (905) 897-5511

with a copy to

Albaum & Associates
Barristers & Solicitors
366 Bay Street, Suite 800
Toronto, Ontario
M5H 4B2

Attention: Lorne H. Albaum
Fax: (416) 304-0240

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, telecopied or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
M5H 4C3

Attention: Richard Barnowski
Fax: (416) 361-0470

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares. Any notice which is delivered, telecopied or mailed to the Corporation or the Rights Agent shall be effective from the date of delivery if delivered, the date following the date on which receipt is confirmed if telecopied or the date which is five days following the date of mailing if mailed. Any notice which is delivered or mailed to the holder of any Rights in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

6.9 Costs of Enforcement

The Corporation agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.10 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

6.12 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

6.13 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.14 Severability

If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, subclause, clause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.15 Effective Date

This Agreement shall be in full force and effect in accordance with its terms from the Effective Date.

6.16 Determinations and Actions by the Board of Directors

Upon the advice of outside legal counsel, the Board of Directors shall have the exclusive power and authority to administer this Agreement in accordance with the terms hereof and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to:

(a) interpret the provisions of this Agreement; and

(b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or not to terminate the Rights or to amend the Agreement in accordance with the terms hereof).

6.17 Successor Corporations

The Corporation shall not consummate or permit or suffer to occur any consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation (the "Successor Corporation") unless the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement in form satisfactory to the Rights Agent and executed and delivered to the Rights Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

6.18 Time of the Essence

Time shall be of the essence in this Agreement.

6.19 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and, without limiting the generality of the foregoing, necessary approvals of any stock exchange on which the Common Shares are listed and the securities commissions or other regulatory authorities in all jurisdictions in which the Corporation is a reporting issuer shall be obtained with respect to the issuance of Common Shares upon the exercise of Rights hereunder.

6.20 Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (which may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

UNGAVA MINERALS CORP.

By:____________________________________
Authorized Signing Officer

EQUITY TRANSFER SERVICES NC.

By:____________________________________
Authorized Signatory

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No. ________________ ______________________Rights

UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF THE 10TH DAY OF APRIL, 2002 (THE "**RIGHTS AGREEMENT**"), BETWEEN UNGAVA MINERALS CORP. (THE "CORPORATION") AND EQUITY TRANSFER SEERVICES INC. AS RIGHTS AGENT, THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE REGISTERED OFFICE OF THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE "**BENEFICIALLY OWNED**" BY AN "**ACQUIRING PERSON**", AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER). THE CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

RIGHTS CERTIFICATE

This certifies that is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of the 10th day of April, 2002 (the "**Rights Agreement**") between UNGAVA MINREALS CORP., a corporation incorporated under the laws of Ontario (the "**Corporation**") and EQUITY TRANSFER SERVICES INC., a corporation incorporated under the laws of Ontario, as rights agent (the "**Rights Agent**", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), that number of Common Shares having the cash equivalent of twice the Exercise Price at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in the City of Toronto. The Exercise Price shall initially be equal to one-half of the Market Price of the Common Shares of the Corporation at the time the Right is exercised and shall be subject to adjustment in certain events in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered

holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.001 per Right.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper signing officer of the Corporation.

Date:____________________________

UNGAVA MINERALS CORP.

By:____________________________
Authorized Signatory

Countersigned:

EQUITY TRANSFER SERVICES INC.

By:____________________________
Authorized Signatory

FORM OF ELECTION TO EXERCISE

TO: UNGAVA MINERALS CORP.

The undersigned hereby irrevocably elects to exercise__________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

____
Name

____
Address

____
City and Province

____
Social Insurance Number or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number

Dated: ______________________________

____
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a member of a recognized stock exchange or a member of the Securities Transfer Agents Medallion Program (STAMP).

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).
Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED

____

hereby sells, assigns and transfers unto

____
(Please print name and address of transferee)

____

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated: ______________________________

Signature Guaranteed:

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a member of a recognized stock exchange or a member of the Securities Transfer Agents Medallion Program (STAMP).
(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

THIS IS SCHEDULE "C" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

PRIVATE PLACEMENTS

BE AND IT IS HEREBY RESOLVED THAT:

1. during the period ending one year from the date hereof, the Corporation is hereby authorized to enter into private placements where the issuance of the private placement shares (including shares issued on conversion of warrants and other convertible securities) will result in, or is part of a transaction involving a change in control or change in absolute control (greater than 50%) of the Corporation; and

2. the directors and/or officers of the Corporation be and they are hereby authorized and directed to execute and deliver under the corporate seal of the Corporation or otherwise all such documents and instruments and to do all such acts and things as in their opinion may be necessary or desirable to give effect to this resolution.

THIS IS SCHEDULE "D" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

ISSUANCE OF COMMON SHARES FOR DEBT

BE AND IT IS HEREBY RESOLVED THAT:

1. the issuance of up to 1,000,000 common shares of the Corporation in settlement of debt of the Corporation on the terms described in the Corporation's Management Information Circular dated April 10, 2002, is hereby approved.

2. any common shares issued pursuant to this resolution subsequent to any subdivision or other alteration of the capital of the Corporation, shall be deemed to have been issued prior to such subdivision or other alteration and, thereby, subject to adjustment in accordance with such subdivision or other alteration;

3. any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such documents or the doing of any such act or thing being conclusive evidence of such determination.

THIS IS SCHEDULE "E" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

ISSUANCE OF PREFERRED SHARES, SERIES 1

WHEREAS the authorized capital of the Corporation consists of an unlimited number of common shares, and an unlimited number of preference shares, issuable in series;

AND WHEREAS the Board of Directors has proposed to issue and designate up to 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1 (being the first series of the said class of Preferred Shares and hereinafter in the said Schedule called "Series 1 Shares");

AND WHEREAS the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class provide, among other things, that the Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be fixed by the directors and that the directors of the Corporation may (subject as provided in the said rights, privileges, restrictions and conditions) by resolution determine from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, the whole subject to the issue of a certificate of amendment in accordance with section 27 of the *Canada Business Corporations Act* (the "Act");

NOW THEREFORE BE IT RESOLVED THAT:

1. the action by the directors of the Corporation thereby fixing 10,000,000 Preferred Shares as the first series of the said class of Preferred Shares is hereby ratified and confirmed;

2. the designation by the directors of the Corporation of the said first series of the said class of Preferred Shares as 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1 and the rights, privileges, restrictions and conditions to attach to the said first series of the said class of Preferred Shares (in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class) as the rights, privileges, restrictions and conditions set out in the said Schedule "A", the whole subject to the issue of a certificate of amendment in accordance with section 27 of the Act, is hereby ratified and confirmed;

3. the directors of the Corporation shall deliver to the Director under the Act articles of amendment in prescribed form to designate the Series 1 Shares pursuant to section 27 of the Act; and

4. any one director or officer of the Corporation be and he is hereby authorized to do, sign, and execute all deeds, documents and things necessary or desirable in connection with the foregoing.

SCHEDULE "A"

The Preferred Shares, Series 1 (hereinafter called the "Series 1 Shares") of which the rights, privileges, restrictions and conditions attaching thereto, are as follows:

Dividends

The holders of the Series 1 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation out of the moneys of the Corporation properly applicable to the payment of dividends, preferential cumulative cash dividends at the rate of 7½% per annum on the amount paid for such shares and no more, payable on such date or dates in each fiscal year of the Corporation as may be determined by the board of directors; the board of directors shall be entitled from time to time to declare part of the said preferential cumulative cash dividend for any fiscal year, notwithstanding that such dividend for such fiscal year shall not be declared in full; if within four (4) months after the expiration of any fiscal year of the Corporation the board of directors in its discretion shall not have declared the said preferential cumulative cash dividend or any part thereof on the Series 1 Shares for such fiscal year then the rights of the holders of the Series 1 Shares to such dividend or to any undeclared part thereof for such fiscal year shall be accrued thereon; except as otherwise provided herein, the holders of Series 1 Shares shall not be entitled to any dividends other than or in excess of the preferential cumulative cash dividends hereinbefore provided for.

Except with the consent in writing of the holders of all of the Series 1 Shares outstanding, no dividends shall at any time be declared and paid upon or set apart for payment on the common shares or any other shares of the Corporation ranking junior to the Series 1 Shares in any fiscal year, unless and until the preferential cumulative cash dividend for such fiscal year on all the Series 1 Shares outstanding in respect of such fiscal year has been declared and paid or set apart for payment thereof.

Redemption

The Corporation may, in the manner hereinafter provided, redeem all, or from time to time, any part of the outstanding Series 1 Shares, at any time after two years from the date of issuance of any Series 1 Shares, on payment to the holders thereof for each share to be redeemed of an amount equal to 100% of the amount paid up thereon, together with all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption (the "Redemption Amount"). Before redeeming any Series 1 Shares, the Corporation shall mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the Corporation to redeem such shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation or, in the event of the address of any such holder not appearing on the records of the Corporation then to the last known address of such holder at least ten (10) days before the date specified for redemption; such notice shall set out the Redemption Amount, the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed are to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption, the Corporation shall pay or cause to be paid the Redemption Amount to the registered holders of the shares to be redeemed on presentation and surrender of the certificates for the shares so called for redemption at the head office of the Corporation or at such other place or places as may be specified in such notice and the certificates for such shares shall thereupon be cancelled and the shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of such shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the Redemption Amount, unless payment of the Redemption Amount shall not be made by the Corporation in accordance with the foregoing provisions, in which case, the rights of the holders of such shares shall remain unimpaired; on or before the date specified for redemption, the Corporation shall have the right to deposit the Redemption Amount of the shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption to be paid, without interest, to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the

several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the Redemption Amount applicable to their respective shares against presentation and surrender of the certificates representing such shares.

Retraction

Any holder of Series 1 Shares shall be entitled to require the Corporation to redeem, subject to the requirements of the *Canada Business Corporations Act* as now enacted or as the same may from time to time be amended, re-enacted or replaced (the "Act"), at any time after two years from the date of issuance of any Series 1 Shares, all or any of the Series 1 Shares registered in the name of such holder on the books of the Corporation on payment to the holders thereof for each share to be redeemed of an amount equal to 100% of the amount paid up thereon, together with all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption (the "Retraction Redemption Amount") by tendering to the Corporation at the registered office of the Corporation a share certificate or certificates representing the Series 1 Shares which the registered holder desires to have the Corporation redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Shares represented by such certificate or certificates redeemed by the Corporation and (ii) the business day (the "Retraction Date") on which the holder desires to have the Corporation redeem such Series 1 Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Corporation without the consent of the Corporation. Upon receipt of a share certificate or certificates representing the Series 1 Shares which the registered holder desires to have the Corporation redeem together with such notice the Corporation shall on the Retraction Date redeem such Series 1 Shares by paying to such registered holder the Retraction Redemption Amount for each such preference share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. If less than all of the Series 1 Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Shares represented by the original certificate or certificates which are not redeemed. The said Series 1 Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Shares in respect thereof unless payment of the Retraction Redemption Amount is not made on the Retraction Date, in which event the rights of the holders of the said Series 1 Shares shall remain unaffected.

Convertible into Common Shares at Option of Holder or Corporation

(a) General - A holder of any Series 1 Shares or the Corporation shall be entitled to convert the whole or any part of the Series 1 Shares registered in the name of the holder on the books of the Corporation on the following terms, *mutatis mutandis*:

After the delivery of notice by any holder thereof, or the Corporation, of an intention to convert the Series 1 Shares in accordance with the terms hereof, the Redemption Amount of the Series 1 Shares to be converted together with all accrued dividends thereon may be converted into common shares of the Corporation at the closing sale price (the "Price") of the Corporation's common shares on a stock exchange in Canada on which the common shares are listed and posted for trading, as may be selected for such purpose by the Board of Directors of the Corporation, on the trading day immediately preceding such date; provided that if the common shares are listed on more than one stock exchange, then the Price shall be the closing sale price of such common shares on the stock exchange on which the greatest volume of common shares traded on such trading day provided further that, if the common shares are listed on The Toronto Stock Exchange, then the Price shall be the closing price of such common shares on The Toronto Stock Exchange on such trading day. In the event that such common shares are not listed and posted for trading on any stock exchange in Canada, the Price shall be the fair market value of such common shares as determined by the Board of Directors in its sole discretion,

subject to regulatory approval.

(b) Notice - A holder of Series 1 Shares to be converted shall tender to the Corporation at its registered office a request in writing specifying that the holder desires to have the whole or any part of the Series 1 Shares registered in his name converted into common shares, together with the share certificates, if any, representing the Series 1 Shares which the registered holder desires to have converted. If a part only of the Series 1 Shares represented by any certificates is converted, a new certificate for the balance shall be issued by the Corporation.

(c) Idem - The Corporation shall notify a holder of shares, in accordance with the terms hereof, *mutatis mutandis*, of its intent to exercise its right of conversion and the holder thereof shall deliver the share certificates, if any, representing the shares, forthwith to the Corporation. If a part only of the Series 1 Shares represented by any certificates is converted, a new certificate for the balance shall be issued by the Corporation.

(d) Idem - The Corporation shall have the option to redeem the Series 1 Shares for the redemption price plus all accrued dividends thereon at any time until twenty-nine (29) days after receipt of notice from a holder as provided herein.

(e) Anti-Dilution - In the event the Series 1 Shares or the common shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class or series, an appropriate adjustment shall be made in the rights and conditions attached to the Series 1 Shares so as to maintain the relative rights of the holders of those shares.

Non-Voting

The holders of the Series 1 Shares shall not be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation except meetings at which the holders of the Series 1 Shares are entitled to vote separately as a class.

Participating

Whenever in any financial year of the Corporation a dividend shall have been paid or declared and set apart for payment on all the common shares at the time outstanding, it shall be a requirement that any and all further dividends declared in such financial year shall be declared and paid or set apart for payment in equal amounts per share on all of the Series 1 Shares at the time outstanding.

Security.

The Series 1 Shares shall be secured by a security interest and a fixed first charge on all the assets of the Corporation.

Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Series 1 Shares shall be entitled to receive out of the assets and property of the Corporation before any amount is paid or any property or assets of the Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the Series 1 Shares an amount equal to the amount paid up on the Series 1 Shares, together with all declared and unpaid preferential cumulative cash dividends thereon; after payment to the holders of the Series 1 Shares of the amounts so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

THIS IS SCHEDULE "F" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

CHANGE OF CORPORATE NAME

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation, shall, pursuant to Section 173(1)(a) of the *Canada Business Corporations Act* be amended by changing the name of the Corporation from Ungava Minerals Corp. to "Ungava Resources Inc.", or such other name as the Board of Directors of the Corporation determine in their sole discretion best identifies the Corporation's activities and as may be allowed by regulatory authorities;

2. in the event that the Director appointed under the *Canada Business Corporations Act* or any regulatory authority in Canada, requires that the name, "Ungava Resources Inc.", be amended or further modified for the purpose of reducing any confusion in the minds of the public or shareholders of the Corporation, the directors of the Corporation are hereby authorized to vary the provisions of paragraph 1 above to refer to such amended or modified name prior to delivery of Articles of Amendment to the Director for endorsement by articles contemplated herein;

3. the Board of Directors of the Corporation, may pursuant to Section 173(2) of the *Canada Business Corporations Act* revoke this special resolution before it is acted on without further approval of the shareholders; and

4. any officer or director of the Corporation alone be and he is hereby authorized and directed to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable to fulfil the intent of the foregoing paragraphs of this resolution including, without limitation, the delivery of Articles of Amendment, in duplicate, to the Director under the *Canada Business Corporations Act.*

THIS IS SCHEDULE "G" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

CONSOLIDATION OF COMMON SHARES

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation, shall, pursuant to Section 173(1)(h) of the *Canada Business Corporations Act*, be amended by providing that the issued and outstanding common shares of the Corporation and the common shares reserved for issuance against options, warrants or other convertible or exchangeable securities outstanding at such time, be consolidated on a minimum one-for-five basis up to a maximum, on a one-for-ten basis, for each issued common share (the "Stock Consolidation"), to be implemented as the Board of Directors may determine;

2. the Board of Directors, in its sole discretion, is authorized to implement a division ratio within the range set out in paragraph 1 above, but in no case shall the Stock Consolidation be implemented after the date which is the earlier of 12 months from the passing of this special resolution and the next annual meeting of shareholders of the Corporation;

4. the Board of Directors of the Corporation may pursuant to Section 173(2) of the *Canada Business Corporations Act* revoke this special resolution before it is acted on without further approval of the shareholders; and

5. any officer alone or any director alone be and is hereby authorized and empowered to do all acts and things and to sign and execute all documents and instruments in writing on behalf of the Corporation as may be considered necessary or advisable to give full force and effect to the foregoing, including the execution and delivery of Articles of Amendment to the Director under the *Canada Business Corporations Act*.

THIS IS SCHEDULE "H" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

CONTINUANCE UNDER THE LAWS OF BERMUDA

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the continuance of the Corporation under the Companies Act 1981 of Bermuda (the "Act") as if the Corporation had been incorporated under the Act is hereby approved;

2. the Corporation is hereby authorized to make application to the Bermuda Monetary Authority for authorization to continue under the Act;

3. the Corporation is hereby authorized to make application under the laws of the Act for a Memorandum of Continuance continuing the Corporation thereunder;

4. a Memorandum of Continuance and a Certificate of Continuance shall be submitted and the filing of the said memorandum and certificate in accordance with the Act is hereby confirmed and approved;

4. any officer or director of the Corporation is hereby authorized and directed on behalf of the Corporation to sign, execute and deliver all documents and to do all things necessary or advisable in connection with the continuance of the Corporation under the Act; and

5. the Board of Directors of the Corporation may pursuant to Section 188(6) of the *Canada Business Corporations Act* abandon the application for continuance without further approval of the shareholders.

THIS IS SCHEDULE "I" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

TEXT OF SECTION 190 OF CANADA BUSINESS CORPORATIONS ACT

(1) **Rights of dissenting shareholders** – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c) amalgamate otherwise than under section 188;
(d) be continued under section 188;
(e) sell, lease or exchange all or substantially all its, property under subsection 189(3); or
(f) carry out a going-private transaction or squeeze-out transaction.

(2) **Further right** – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) **If one class of shares** – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) **Payment for shares** – In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) **No partial dissent** – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) **Objection** – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) **Notice of resolution** – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) **Demand for payment** – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;
(b) the number and class of shares in respect of which the shareholder dissents; and
(c) a demand for payment of the fair value of such shares.

(8) **Share certificate** – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7) send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) **Forfeiture** – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) **Endorsing certificate** – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) **Suspension of rights** – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where,

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12);
(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or
(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6), or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) **Offer to pay** – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) **Same terms** – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) **Payment** – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) **Application to court to fix fair value** – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) **Shareholder application to court** – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) **Venue** – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) **No security for costs** – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) **Parties** – On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) **Powers of Court** – On an application to the court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(21) **Appraisers** – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) **Final order** – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) **Interest** – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) **Notice that subsection (26) applies** – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

(25) **Effect where subsection (26) applies** – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may,

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) **Limitation** – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

1994, c. 243, s. 23

THIS IS SCHEDULE "J" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

UNGAVA MINERALS CORP.

By-Law No. 1

A by-law relating generally to the transaction of the

business and affairs of the Corporation

Effective April 10, 2002

TABLE OF CONTENTS

UNGAVA MINERALS CORP.

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of the Corporation.

SECTION ONE – INTERPRETATION

1.01 Definitions.

In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* and regulations thereunder, and any statute or regulation that may be substituted therefore, as from time to time amended and, in the case of such substitution, any references in the by-laws of the Corporation to provision of the Act or regulations thereunder shall be read as references to the substituted provisions in the new statute, statutes or regulations;

"appoint" includes "elect" and vice versa;

"articles" means the board of directors of the Corporation;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means Ungava Minerals Corp.;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada) as from time to time amended;

"recorded address" means, in the case of a shareholder, his address as recorded in the securities register of the Corporation and, in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

"resident Canadian" means an individual who is:

(a) a Canadian citizen ordinarily resident in Canada;

(b) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons; or

(c) a permanent resident, within the meaning of the Immigration Act and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in

Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to section 2.04.

1.02 General.

Save as aforesaid, words and expressions defined the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate or personal representative.

SECTION TWO – BUSINESS OF THE CORPORATION

2.01 Registered Office.

The registered office of the Corporation shall be in Calgary, Alberta at such place and address as determined from time to time by the directors.

2.02 Corporate Seal.

The Corporation may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted. Any corporate seal adopted for the Corporation shall be such as the board of directors may by resolution from time to time approve.

2.03 Financial Year.

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.04 Execution of Instruments.

Contracts, documents or instruments in writing signed on behalf of the Corporation by any director, the chairman, the chief executive officer, the president, any executive vice president, senior vice president or vice president, the secretary, the treasurer, the controller or any assistant secretary or any other office created by by-law or by the board shall be binding upon the Corporation without any further authorization or formality. The board may from time to time appoint any director or directors, or nay officer or officers, or nay other person or persons, on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any director or directors, officer or officers, other person or persons, appointed as aforesaid by the board of directors but any such contract, document or instrument is not invalid merely because the corporate seal, if any, is not affixed thereto.

The term "contracts, documents or instruments in writing" as used in this by-law shall include security certificates, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations and conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings,

The signature or signatures of any duly appointed directors or officers of the Corporation or of any other person or persons, appointed as aforesaid by the board of directors may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced on nay contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature or signatures of any one or more of the foregoing directors or officers or other persons authorized as aforesaid is so reproduced shall be deemed to have been manually signed and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that any such director, officer or other person whose signature is so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instrument in writing or bonds, debentures or other securities of the Corporation.

2.05 Voting Rights in Other Bodies Corporate.

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.06 Division.

The board may cause the business and operation of the Corporation or nay part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services as the board may from time to time consider appropriate. In particular, the board shall authorize any material subdivision, consolidation or reorganization of the business and operations of the Corporation or any part thereof.

2.07 Information Available to Shareholders.

Subject to the provisions of the Act, no shareholder shall be entitled to any information respecting any details or conduct or the Corporation's business which, in the opinion of the board, is privileged or confidential or would be inexpedient in the interest of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a meeting of shareholders.

SECTION THREE – BORROWING AND SECURITIES

3.01 Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

3.02 Borrowing Power.

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles of the Corporation, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.03 Delegation.

The board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR - DIRECTORS

4.01 Number of Directors.

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for in the articles.

4.02 Qualification.

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder of the Corporation. Unless otherwise required by the Act, at least twenty-five percent of the directors shall be resident Canadians. However, subject to the Act, if the Corporation at any time has less than four directors, at least one director shall be a resident Canadian. The board may declare vacant the office of any director who is incapacitated or unqualified.

4.03 Election and Term.

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the director or the shareholders otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election of directors shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors.

Subject to the Act, the shareholders may by resolution passed a t meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Vacation of Office.

A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. A resignation need not be accepted in order to be effective.

4.06 Vacancies.

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareholders to elect the number or minimum number of directors provided for in the articles.

4.07 Action by the Board.

The board shall manage, or supervise the management of, the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.08 and 4.09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the reaming directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 Canadian Directors Present at Meetings.

Unless otherwise required by the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians or, if the Corporation has fewer than four directors, at least one of the directors is a resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facilities the business transacted at the meeting; and

(b) the required number of resident Canadians would have been present had that director been present at the meeting.

4.09 Meeting by Telephone and Other Means.

Subject to the Act, if all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10 Place of Meetings.

Meetings of the board may be held at any place in or outside Canada.

4.11 Calling of Meetings.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the chief executive officer, the president or any two directors may determine.

4.12 Notice of Meeting.

Notice of the time and place of each meeting of the board shall be given in the manner provided in section Eleven to each director no less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at

the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve a take-over bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

A director may (whether before or after a meeting) and in any manner waive notice of, or otherwise consent to, a meeting of the board.

4.13 First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

4.15 Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall

be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman.

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, chief executive officer or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Quorum.

Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of three directors or such greater number of directors as the board may from time to time determine.

4.18 Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

4.19 Conflict of Interest.

A director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer, or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of such interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director to the Corporation shall vote on any resolution to approve such contract or transaction but each director may be counted to determine the presence of a quorum at the meeting of directors where such vote is being taken.

No director shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established; provided that the director shall have complied with the provisions of the Act.

4.20 Remuneration and Expenses.

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or nay committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefore.

SECTION FIVE – COMMITTEES

5.01 Committees of the Board.

The board may appoint such committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of committees may be held at any place in or outside Canada.

5.03 Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

5.04 Procedure.

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum, at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.05 Members.

The board may, from time to time, remove and appoint members of any committee as it sees fit.

5.06 Minutes.

Any committee shall keep regular minutes of its proceedings and shall report all its actions to the board at the meeting of the board next succeeding such action.

SECTION SIX – OFFICERS

6.01 Appointment.

The board may from time to time appoint a chairman, a chief executive officer and a president (each of whom shall be a director), one or more vice presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.02 and 6.03, an officer may, but need not be, except as required by this section, a director and one person may hold more than one office.

6.02 Chairman of the Board.

The chairman shall preside at all meetings of the board and shareholders. The chairman shall have such other powers and duties as the board may specify.

6.03 Chief Executive Officer.

The chief executive officer shall be the executive head of the Corporation and shall have general supervision over its business and affairs and over the other officers of the Corporation, and shall be responsible to the board. During the absence or disability of the chairman, the chief executive officer shall preside at all meetings of the board and shareholders.

6.04 President.

The president shall, subject to the authority of the board, have general supervision of the business of the Corporation and shall have such powers and duties as the board may specify from time to time. During the absence or inability of the chief executive officer, his duties may be performed and his powers may be exercised by the president. If the president exercises any such duty or power, the absence or inability of the chief executive officer shall be presumed with reference thereto. During the absence or disability of the chairman and the chief executive officer, the president shall preside at all meetings of the board and shareholders.

6.05 Vice President.

A vice president shall have such powers and duties as the board or the president may specify. During the absence or inability of the president, his duties may be performed and his powers may be exercised by a vice president save that no vice president shall preside at a meeting of the board or at a meeting of the shareholders who is not qualified to attend the meeting as a director or shareholder, as the case may be. If a vice president exercises any such duty or power, the absence or inability of the president shall be presumed with reference thereto.

6.06 Secretary.

The secretary shall attend and be the secretary of all meetings of the board and shareholders and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board, the chief executive officer or the president may specify.

6.07 Treasurer.

The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such

depositories as may be designated by the board. The treasurer shall disburse the funds of the Corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the chief executive officer, the president and the board, at its regular meetings, or when the board so requires, an account of all substantial transactions related to the financial condition of the Corporation. If required by the board, he shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

6.08 Controller.

The controller shall be the principal accounting officer of the Corporation and shall have charge of all books and accounting relating to assets, liabilities, receipts, disbursements, revenues and expenditures and be responsible for all internal and external reporting requirements of the Corporation. In general, the controller shall be responsible for all duties incident to the office of the principal accounting officer of the Corporation and have such other powers and duties as the board, the chief executive officer or the president may specify.

6.09 Powers and Duties of Other Officers.

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board, the chief executive officer or the president otherwise directs.

6.10 Variation of Powers and Duties.

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.11 Term of Office.

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract or in law. Otherwise, each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation or death.

6.12 Conflict of Interest.

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

6.13 Agents and Attorneys.

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

6.14 Fidelity Bonds.

The board may require such officers, employees and agents of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN – PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability.

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, including reliance in good faith on:

(a) financial statements of the Corporation represented to the director by an officer of the Corporation or in a written report of the auditor of the Corporation fairly to reflect the financial condition of the Corporation; or

(b) a report of a person whose profession lends credibility to a statement made by the professional person.

Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity.

Subject to the provisions of the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative or investigative action or

other proceeding in which the individual is involved because of that association with the Corporation or other entity if, exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances: (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall also indemnify any such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law to the extent permitted by the Act or law.

7.03 Advance of Costs.

The Corporation may advance moneys to any director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual, however, shall repay the moneys to the Corporation if the individual does not fulfil the conditions set out in subsection 7.02 (a) and, as applicable, subsection 7.02 (b).

7.04 Insurance.

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him in his capacity as a director or officer of the Corporation or of another body corporate where he acts or acted in that capacity at the Corporation's request.

SECTION EIGHT - SHARES

8.01 Allotment of Shares.

Subject to the Act and the articles, the board may from time to time issue or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions.

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfer.

Subject to the Act, no transfer of a share shall be registered in the Corporation's securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person

as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective, upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.04 Transfer Agents and Registrars.

The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 Non-recognition of Trusts.

Subject to the Act, and any other applicable legislation or regulation, the Corporation may treat the registered holder of any share a the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.06 Share Certificates.

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificated, stating the number and class or series of shares he3ld by him as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided, that, unless the board otherwise determines, certificates in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar, and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers, may be printed mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.07 Replacement of Share Certificates

The board of any officer or agent designated by the board may, in its or his discretion, direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 Joint Holders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.09 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE – DIVIDENDS AND RIGHTS

9.01 Dividends.

Subject to the Act, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Payment of Dividends.

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, or by electronic funds transfer to the bank account designated by a registered holder of shares of the class or series in respect of which it has been declared. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is no p[aid on due presentation, or the electronic funds transfer as aforesaid shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withholder.

9.03 Non-receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue, or cause to be issued, to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board or dividend disbursing agent may from time to time prescribe, whether generally or in any particular case.

9.04 Record Date for Dividends and Rights.

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend r to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 Unclaimed Dividends.

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN – MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and at such place in Canada as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings.

The board shall have power to call a special meeting of shareholders at any time. Any such special meeting of shareholders shall be held at such time and at such place in Canada as the board may determine.

10.03 Participation in Meetings by Electronic Means.

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act and regulations thereunder, if any, by means of a telephone, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation, in its sole discretion, makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.04 Meetings Held by Electronic Means

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act and

regulations thereunder, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.05 Notice of Meetings.

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more share carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting.

10.06 List of Shareholders Entitled to Notice.

Subject to applicable legislation or regulation, for meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.07, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where not such notice s given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.07 Record Date for Notice.

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act, and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading. If no record ate is so fixed, the record date for determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.08 Waiver of Notice.

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of

shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.09 Omission of Notice.

The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders, director or directors or the auditor of the Corporation shall not invalidate any resolution or any proceedings taken at any meeting of shareholders.

10.10 Chairman, Secretary and Scrutineers.

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.11 Persons Entitled to be Present.

The only person entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.12 Quorum.

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a proxyholder or representative for a shareholder so entitled, and together holding or representing by proxy not less than twenty-five percent (25%) of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. If a quorum is not present at the opening of the adjourned shareholders meeting, the shareholders and proxyholders present shall be deemed to constitute a quorum and duly authorized and entitled to transact shareholders business.

10.13 Right to Vote.

Subject to applicable legislation or regulation, every person named in the list referred to in section 10.06 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date, or where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

10.14 Proxyholders and Representatives.

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it cold exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

If the shareholder of record be deceased, his personal representative, upon filing with the secretary of the meeting sufficient proof of his appointment, shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he were living.

Any such proxyholder or representative need not be a shareholder.

10.15 Time for Deposit of Proxies.

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been specified in such notice, it has been received by the secretary of the Corporation or by the chairman f the meeting or any adjournment thereof prior to the time of voting.

The board may from time to time make regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be provided before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and

providing that proxies so lodged may be voted upon as though the proxies themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in the chairman's discretion accept any legible form of communication notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

10.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.17 Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.18 Show of Hands.

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, or by such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or note carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.19 Ballots.

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct including, wholly or partially by indication of a vote by means of telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose, unless a ballot thereon is required or demanded as hereinafter provided. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of

votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 Adjournment.

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.21 Resolution in Writing.

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

10.22 Only One Shareholder.

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

SECTION ELEVEN – NOTICES

11.01 Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act or the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or if an electronic document is provided in accordance with section Twelve of this by-law. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice so sent by means of an electronic document shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such

notice. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02 Notice to Joint Shareholders.

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time.

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04 Undelivered Notices.

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board of the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice of otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of this entitlement prescribed by the Act.

11.07 Waiver of Notice.

Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or

abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Signature to Notices.

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced, electronically reproduced or printed or partly written, stamped, mechanically reproduced, electronically reproduced or printed.

11.09 Proof of Service.

With respect to every notice or other document sent by post it shall be sufficient to proved that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as electronic document it shall be sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of an officer of the Corporation or of a transfer officer of any transfer agent or branch transfer agent or shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

SECTION TWELVE – ELECTRONIC DOCUMENTS

12.01 Creation and Provision of Information.

Unless the Corporation's articles otherwise provide, and subject to and in accordance with the provisions of the Act and the regulations thereunder and this section, the Corporation may satisfy any requirement under the Act and the regulations thereunder to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided for in the Act, "electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person by any means.

12.02 Consent and Other Requirements.

Notwithstanding the foregoing section 12.01, a requirement under the Act or the regulations thereunder to provide a person with a notice, document or other information shall not be satisfied by the provision of an electronic document unless:

(a) the addressee has consented, in accordance with the Act and the regulations thereunder, and has designated an information system for the receipt of the electronic document; and

(b) the electronic document is provided to the designated information system, unless the Regulations provide otherwise.

The term "information system" means a system used to generate, send, receive, store or otherwise process an electronic document.

SECTION THIRTEEN – MISCELLANEOUS

13.01 Invalidity of any Provisions of this By-law.

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

SECTION FOURTEEN – REPEAL AND COMING INTO FORCE

14.01 Effective Date.

Subject to its confirmation by the shareholders in accordance with the Act, this by-law shall come into force on the date approved by the directors.

14.02 Repeal.

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed by the directors under the provisions of this by-law or the Act until their successors are appointed.

ENACTED the 10th day of April, 2002.

____________________________ ____________________________

President Secretary

Certified to be a true copy of B-Law No.1 of Ungava Minerals Corp. which was duly enacted at a meeting of the Board of Directors of the Company held on the 10th day of April, 2002, and was subsequently sanctioned by a majority of the votes of the Shareholders of the Corporation cast at a meeting of the Shareholders duly called for the purposes of considering such by-law held on the 10th day of May, 2002.

____

Secretary

THIS IS SCHEDULE "K" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

APPROVAL OF NEW BY-LAW NO. 1

BE IT RESOLVED, AS A RESOLUTION THAT:

1. new By-Law No. 1 of the Corporation, being a by-law relating generally to the transaction of the business and affairs of the Corporation, enacted by the Board of Directors on April 4, 2002, is hereby confirmed without amendment; and

2. the repeal of General By-Law No. 1A is hereby confirmed.

THIS IS SCHEDULE "L" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS

BE IT RESOLVED AS A RESOLUTION THAT:

1. notwithstanding (i) any failure to properly convene, constitute, proceed with, hold or record any meeting of the board of directors or shareholders of the Corporation for any reason whatsoever, including, without limitation, the failure properly to waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or shareholders of the Corporation or any by-law of the Corporation for any reason whatsoever, all by-laws, approvals, appointments, elections, resolutions, contracts, acts and proceedings, enacted, passed, made, done or taken since the last annual meeting of the shareholders the Corporation held on June 10, 1997 (the "Annual Meeting") as set forth or referred to in the minutes of the meetings, or resolutions of the board of directors or shareholders of the Corporation or other documents contained in the minute and record book of the Corporation, or in the financial statements of the Corporation, and all actions heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

2. without limiting the generality of paragraph 1 above, all prior by-laws, resolutions, contracts, acts and proceedings of the board of directors of the Corporation enacted, passed, made, done or taken previously as set forth or referred to in the minutes or the meetings and resolutions of the board of directors in the minute and record book of the Corporation or in the financial statements of the Corporation, are hereby approved, ratified and confirmed.

UNGAVA MINERALS CORP.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Ungava Minerals Corp. hereby appoints Glen Erikson, President, whom failing, W.R. Lincoln Torrance, Director, whom failing, ________________________ as nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation to be held May 10, 2002 and at any adjournment(s) thereof and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated on the reverse side of this proxy.

This proxy will be voted and where a choice is specified, will be voted as directed. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES ABOVE.

DATED this ________ day of ___________________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (print)

____
Number of Shares

(See Over)

NOTE:

(a) A person appointed as nominee to represent a shareholder need not be a shareholder.

(b) Where this proxy is signed by a corporation, its corporate seal must be affixed.

FOR ☐ or WITHHOLD VOTE ☐ to fix the number of directors of the Corporation at four (4).

FOR ☐ or WITHHOLD VOTE ☐ the election of directors nominated by management as set forth in the Management Information Circular.

FOR ☐ or WITHHOLD VOTE ☐ authorizing the appointment of Wasserman Ramsay, Chartered Accountants, as auditors for the Corporation and authorizing the directors of the Corporation to fix their remuneration.

FOR ☐ or AGAINST ☐ the resolution to approve the adoption of a Shareholders Rights Plan.

FOR ☐ or AGAINST ☐ the resolution authorizing the issuance of common shares to settle debts of up to $1,000,000;

FOR ☐ or AGAINST ☐ the resolution to ratify and confirm the creation and issuance of 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1.

FOR ☐ or AGAINST ☐ the resolution authorizing the board of directors to proceed with certain private placement financings during the coming year.

FOR ☐ or AGAINST ☐ the special resolution to amend the Articles of the Corporation to change the name of the Corporation to Ungava Resources Inc.

FOR ☐ or AGAINST ☐ the special resolution to approve the consolidation of the outstanding common shares of the Corporation, as may be determined by the board of directors.

FOR ☐ or AGAINST ☐ the special resolution to authorize the Corporation to change its domicile from Canada to Bermuda.

FOR ☐ or AGAINST ☐ the resolution to confirm the enactment of a new By-law No. 1.

FOR ☐ or AGAINST ☐ the resolution to ratify all prior acts of the directors and officers of the Corporation.